CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2008 SEP -9 A 9:47

Our Ref: GCSS-EL/1286/08/LTR

8 August 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

[redacted]

08004757

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 1 August 2008 (*NUS and CDL to Develop Green Solutions for the Built Environment*);
- 5 August 2008 (*Announcement by Subsidiary Company, City e-Solutions Limited on Unaudited Consolidated Results for the Six Months Ended 30 June 2008*);
- 6 August 2008 (*Announcements by Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited on Half Year Results for the period ended 30 June 2008*);
- 6 August 2008 (*Announcements by Subsidiary Company, CDL Investments New Zealand Limited on Half Year Results for the period ended 30 June 2008*);
- 6 August 2008 (*Announcement by Subsidiary Company, Grand Plaza Hotel Corporation on Half Year Results for the period ended 30 June 2008*);
- 7 August 2008 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Second Quarter and Half Year Results for the period ended 30 June 2008*); and
- 8 August 2008 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on the Result of EGM relating to the Proposed Disposal of CDL Hotels (Korea) Limited*)

Yours faithfully

PROCESSED
SEP 10 2008
THOMSON REUTERS

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

K:\EL-Team\Inse's Folder\Ltr 2008\ADR\1286-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	01-Aug-2008 12:35:47
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NUS and CDL to Develop Green Solutions for the Built Environment
Description	Please find attached the Press Release on the above matter issued on 1 August 2008.
Attachments	CDL_Ann_010808.pdf Total size = **45K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

NUS
National University of Singapore

PRESS RELEASE

1 August 2008

NUS AND CDL TO DEVELOP GREEN SOLUTIONS FOR THE BUILT ENVIRONMENT

The National University of Singapore (NUS) is pleased to announce its long-term partnership with City Developments Limited (CDL) to develop viable solutions to pressing environmental challenges.

This agreement, which is signed with the University's School of Design and Environment (SDE) through its Master of Science (Environmental Management) (MEM) programme, marks the first partnership between the NUS and a leading property developer in the area of environmental management.

A Memorandum of Understanding (MoU) was signed between Mr Kwek Leng Joo, Managing Director of CDL and Professor Heng Chye Kiang, Dean of SDE. Witnessing the signing ceremony was Professor Tommy Koh, Ambassador-At-Large at the Ministry of Foreign Affairs and Chair of the MEM programme's Advisory Committee. Also present at the ceremony was Professor Tan Eng Chye, NUS' Deputy President (Academic Affairs) and Provost.

Mr Kwek Leng Joo, Managing Director of CDL remarked, "CDL is excited and honoured to be part of this unique partnership with NUS. This forward-looking initiative will move Singapore's green efforts one step ahead. Together with NUS researchers, we can leverage on each other's expertise and put them to good practical use in our developments, with the aim of improving the lifestyles of our home owners and tenants, and the quality of the environment. We look forward to a rewarding and mutually beneficial cooperation with NUS."

The MoU signifies the intention of both CDL and NUS to collaborate closely on developing workable solutions to ensure the sustainability of the built environment. It will provide a framework for joint research collaboration between CDL and NUS to develop innovative features and solutions in the environmental aspects of property development, building management and facilities management. The scope of the collaboration will include joint research projects and the pooling and exchange of ideas, expertise and resources; as well as the joint organisation of and participation in conferences and seminars on environmental issues.

Professor Heng Chye Kiang, NUS' Dean of SDE said, "With the multi-disciplinary approach of the MEM programme, the School is confident that the programme will provide a comprehensive foundation for professionals, particularly those who have an influential role in the management of the environment for the benefit of society. With its mission to train leaders and managers, the programme will help promote sustainable development and the better management of resources for future generations. CDL is a logical partner with its strong commitment to the sustainability of the built environment."

Through this new partnership with CDL, students and faculty members at NUS will have the opportunity to engage in actual projects in a real-life environment and appreciate first-hand the needs of modern buildings and the challenges of resource conservation in a small and very

densely populated country. These collaborative efforts are expected to reap results that will enhance Singapore's reputation as a leading proponent of sound land use planning with intelligent and environmentally-friendly buildings in ecologically sustainable environments.

This synergistic partnership harnesses the distinctive capabilities of NUS in education and research with the established track record of a developer whose name has become synonymous with green developments. The collaboration will add a new dimension to NUS' uniquely multi-disciplinary MEM Programme, hosted by SDE and taught by experts from seven different NUS faculties and schools comprising Arts & Social Sciences, Business, Design & Environment, Engineering, Law, Medicine and Science.

For more information, please contact:

Ms Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
Tel: (65) 6428 9315
Email: belindalee@cdl.com.sg

Mr Adrian John Neo
Assistant Manager (Comms & Development)
School of Design & Environment
National University of Singapore
Tel: (65) 6516 5976
Email: sdeansw@nus.edu.sg

Mr Lawrence Chai
Senior Manager
Office of Corporate Relations
National University of Singapore
Tel: (65) 6516 1355
Email: lawrence@nus.edu.sg

Ms Gladys Pang
Corporate Relations Officer
Office of Corporate Relations
National University of Singapore
Tel: (65) 6516 1517
Email: ocrgp@nus.edu.sg

About the National University of Singapore (NUS)

The National University of Singapore (NUS) is a multi-campus university of global standing, with distinctive strengths in education and research and an entrepreneurial dimension. Its diverse and cosmopolitan community of over 30,000 students from 100 countries contributes to a rich learning and living environment across three campuses – its principal 150-hectare Kent Ridge campus, Bukit Timah campus and Duke-NUS Graduate Medical School Singapore in Outram.

NUS offers a broad-based curriculum underscored by multi-disciplinary courses and cross-faculty enrichment. There are 14 faculties offering courses from architecture to medicine to music. A special feature of NUS education is the global dimension of its courses in partnership with some of the world's best institutions. NUS also enjoys a close teaching-research association with 14 national-level, 20 university-level and more than 80 faculty-based research institutes and centres. Research activities are strategic and robust, and a 'no walls' collaborative culture forms the bedrock of NUS' research-intensive vibrancy. A spirit of entrepreneurship and innovation promotes creative enterprise university-wide. This is aided by a venture support eco-system that helps students, staff and alumni nurture the development of start-ups into regional and global companies.

NUS plays an active role in international academic networks such as the Association of Pacific Rim Universities (APRU) and International Alliance of Research Universities (IARU). It is ranked amongst the best universities in the world, and is well-regarded for disciplines such as Technology, Biomedicine and the Social Sciences.

More information on NUS can be found at www.nus.edu.sg

About the Master of Science (Environmental Management) Programme

Hosted by the School of Design and Environment, this programme is the first multi-faculty graduate programme in NUS and is taught by senior academic staff from six other faculties in the University including the NUS Business School, Faculty of Arts and Social Sciences, Engineering, Law, Science and the Yong Loo Lin School of Medicine.

The programme also draws upon the expertise of established local and international environmental agencies and institutions. In particular, the programme has an MoU with Yale University's School of Forestry and Environmental Studies, which provides for mutual visits of faculty members to pursue research, teach and conduct seminars and training programmes as well as the exchange of scientific, academic and technical information and materials.

The programme seeks to achieve the objectives of:

- Providing an internationally recognised graduate degree in environmental management for senior and mid-level managers in the public and private sectors and non-government organisations.

- Equipping graduates with the necessary inter-disciplinary knowledge to properly manage the environment and to deal with the challenges of an environmentally-conscious society and international market.

- Enabling graduates to assume responsible and influential roles in the public and private sectors and to make environmentally-sound decisions that support sustainable development.

About City Developments Limited (CDL)

As Singapore's property pioneer, CDL is a listed conglomerate with a track record of some 22,000 luxurious and quality homes in Singapore and the region. Beyond shaping the cityscape with architectural icons such as The Sail @ Marina Bay and One Shenton, CDL has been leading the industry with green building innovation since the 1990s. Testament to its commitment and exceptional contributions towards sustainable development, CDL was awarded the President's Award for the Environment in 2007 and the inaugural BCA Green Mark Champion Award this year. In championing the green cause, CDL not only focuses on engaging its stakeholders and the wider community through various platforms – but also in cultivating environmental consciousness and action amongst the next generation.

More information on CDL can be found at www.cdl.com.sg

About CDL's Commitment to Sustainable Development

As a BCA Green Mark Champion, CDL seeks to continually improve the way it designs and manages its properties, with environmental sustainability in mind. It strives towards innovation, to look at other renewal resources, investigate fresh ideas and invest in new technologies with a view to not only develop and manage green properties – but to do so even more efficiently.

In anticipation of environmental issues becoming more acute, CDL seeks to adopt better solutions which will help address these green challenges and strive to incorporate features that make its buildings ecologically sound and sustainable.

This collaboration is synergistic with CDL's commitment to being a green developer and partnering like-minded institutions which will help to further enhance CDL's environmental goals. It is a great privilege for CDL to be able to tap on the best minds in the Environmental Management Programme and the resources of NUS, and collaboratively apply their collective thinking to these problems.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	05-Aug-2008 19:05:29
Announcement No.	00129

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited on Unaudited Consolidated Results for the Six Months Ended 30 June 2008
Description	Please see attached the above announcement released by City e-Solutions Limited on 5 August 2008.
Attachments	CES_Results.pdf Total size = **47K** (2048K size limit recommended)

6/8/08

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

2008 INTERIM RESULTS — ANNOUNCEMENT
UNAUDITED CONSOLIDATED RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2008

RESULTS

The Directors of City e-Solutions Limited (the "Company") announce the following interim unaudited consolidated results of the Company, its subsidiaries and its jointly controlled entity (the "Group") and the Group's interest in an associate for the six months ended 30 June 2008 together with comparative figures.

Consolidated Income Statement

	Note	Six months ended 30 June **2008** *HK$'000*	**2007** *HK$'000*
Turnover	2	73,129	46,042
Cost of sales		(24,154)	(6,547)
Gross profit		48,975	39,495
Other net (losses)/income	3	(13,606)	13,053
Administrative expenses		(34,359)	(26,289)
Profit from operations		1,010	26,259
Share of losses of associate		(688)	—
Profit before taxation	4	322	26,259
Income tax	5	(3,116)	(397)
(Loss)/Profit for the period		(2,794)	25,862
Attributable to:			
Equity shareholders of the Company		(3,254)	24,948
Minority interests		460	914
(Loss)/Profit for the period		(2,794)	25,862
(Loss)/Earnings per share	7	HK cents	HK cents
Basic		(0.85)	6.51

Consolidated Balance Sheet at 30 June 2008 - unaudited

	Note	At 30 June 2008 *HK$'000*	At 31 December 2007 *HK$'000*
Non-current assets			
Plant and equipment		8,189	7,626
Intangible assets		41,321	39,032
Interest in associate		31,189	10,045
Deferred tax assets		15,405	17,906
Total non-current assets		96,104	74,609
Current assets			
Properties held for resale		12,336	17,473
Trading securities		99,670	114,226
Trade and other receivables		26,550	28,254
Current tax recoverable		187	328
Cash and cash equivalents		494,889	513,833
		633,632	674,114
Current liabilities			
Trade and other payables		(43,545)	(50,509)
Provision for taxation		(519)	—
		(44,064)	(50,509)
Net current assets		589,568	623,605
Total assets less current liabilities		685,672	698,214
NET ASSETS		685,672	698,214
CAPITAL AND RESERVES			
Share capital	8	382,544	383,126
Reserves		267,060	279,428
Total equity attributable to equity shareholders of the Company		649,604	662,554
Minority interests		36,068	35,660
TOTAL EQUITY		685,672	698,214

Notes:-

1. This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (HKAS) 34, Interim Financial Reporting, issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). It was authorised for issuance on 5 August 2008.

2. Included in turnover are dividends and interest income amounting to HK$10.5 million (2007: HK$17.0 million). The analysis of the business and geographical segments of the operations of the Company, its subsidiaries and its jointly controlled entity ("MindChamps") during the financial period are as follows:

   a) *Business segments*

	Investment Holding		Hospitality Related Services		Education Related Services		Property Investment		Consolidated	
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	10,466	17,013	26,179	25,869	26,456	3,160	10,028	—	73,129	46,042
(Loss)/Profit from operations	(9,897)	21,738	5,084	4,309	2,171	212	3,652	—	1,010	26,259
Share of losses of associate	—	—	(688)	—	—	—	—	—	(688)	—
Profit before taxation									322	26,259
Income tax									(3,116)	(397)
(Loss)/Profit after taxation									(2,794)	25,862
Depreciation and amortisation for the period	555	554	312	281	614	41	—	—	1,481	876

   b) *Geographical segments*

	Revenue from external customers		(Loss)/Profit before tax	
	Six months ended 30 June		Six months ended 30 June	
	2008	2007	2008	2007
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	7,655	11,860	(11,542)	19,804
Singapore	39,367	5,784	7,114	(933)
United States	26,107	28,398	5,438	7,388
Others	—	—	(688)	—
	73,129	46,042	322	26,259

3. **Other net (losses) / income**

	Six months ended 30 June	
	2008	**2007**
	HK$'000	*HK$'000*
Membership fees from education advisors	1,126	—
Net realised and unrealised foreign exchange gains	2,205	7,920
Net realised and unrealised (losses)/gains on trading securities	(16,882)	4,909
Others	(55)	224
	(13,606)	13,053

4. **Profit before taxation is arrived at after charging/(crediting):**

	Six months ended 30 June	
	2008	**2007**
	HK$'000	*HK$'000*
Depreciation of plant and equipment	1,450	845
Amortisation of intangible assets	31	31
Dividends and interest income	(10,466)	(17,013)

5. **Income tax**

	Six months ended 30 June	
	2008	**2007**
	HK$'000	*HK$'000*
Current tax — Hong Kong		
Over-provision in respect of prior years	—	(1,025)
Current tax — Overseas		
Provision for the period	577	47
	577	(978)
Deferred tax		
Origination and reversal of temporary differences	2,539	1,375
	3,116	397

The provision for Hong Kong profits tax is calculated at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits for the period ended 30 June 2008. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

As at 30 June 2008, the Group has not recognised deferred tax assets in respect of tax losses of approximately HK$28.6 million (31 December 2007: HK$26.7 million) as it is not probable that there will be sufficient future taxable profits against which the Group can utilise the benefits.

6. **Dividends**

a) *Dividends attributable to the interim period*

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2008 (2007: HK$Nil).

b) *Dividends attributable to the previous financial year, approved and paid during the interim period.*

	Six months ended 30 June	
	2008	**2007**
	HK$'000	*HK$'000*
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 3 cents (2007: HK 6 cents) per share	11,494	22,988

7. **(Loss)/Earnings per share**

a) *Basic earnings per share*

The calculation of basic earnings per share is based on loss attributable to equity shareholders of the Company of HK$3.3 million (2007: Profit of HK$24.9 million) and on the weighted average number of ordinary shares of 382,924,062 (2007: 383,125,524) in issue during the period.

b) *Diluted earnings per share*

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

8. **Repurchase of own shares**

During the interim period, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

Month of the repurchases	Total number of ordinary shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate consideration
	'000	*HK$*	*HK$*	*HK$'000*
April 2008	440	1.02	1.01	446
May 2008	142	1.01	1.01	143
	582			589

The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. Pursuant to section 49H of the Hong Kong Companies Ordinance, an amount equivalent to the nominal value of the cancelled shares of HK$0.6 million was transferred to the capital redemption reserve. The premium paid on the repurchased shares and the transaction costs were deducted from the retained profits.

9. **Commitment**

As at 30 June 2008, the Group has outstanding capital contribution to an associate of approximately HK$122.0 million (as at 31 Dec 2007: HK$144.0 million) pursuant to the shareholders' agreement entered into on 25 June 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group reported an improvement in revenue to HK$73.1 million, up 58.8% from HK$46.0 million in the previous corresponding period. However, the Group recorded a net loss attributable to the equity shareholders of the Company of HK$3.3 million as compared with a net profit attributable to the equity shareholders of the Company of HK$24.9 million in the previous corresponding period. The loss is attributed mainly to the unrealised loss including lower translation exchange gain sustained as a result of remeasuring the Group's trading securities to fair value as at 30 June 2008 as well as lower dividend and interest income.

The Group's revenue was boosted by the Group's new business relating to the provision of education services by the 50% equity interest in MindChamps, which was acquired on 1 June 2007. During the period under review, MindChamps contributed revenue of HK$26.5 million as compared with HK$3.2 million for the 1-month trading period as reported in the previous corresponding period. Having established a strong presence and reputation in Singapore, MindChamps expanded overseas to Hong Kong. In addition, MindChamps also launched a pre-school in its existing premise in Singapore.

During the period under review, there was an additional revenue of HK$10.0 million from the sale of one unit of its residential property held for resale.

The higher revenue from MindChamps and sale of residential property was partially offset by the Group's lower dividend and interest income of HK$10.5 million, down by HK$6.5 million, as compared with HK$17.0 million in the previous corresponding period.

SWAN Holdings Limited Group ("SWAN"), the Group's US based hospitality related services recorded the same level of revenue of HK$23.4 million. With lower payroll costs incurred for the period under review, SWAN contributed higher operating pre-tax profit of HK$4.1 million, up 24.9% from HK$3.3 million in the previous corresponding period. SWAN's business development focus on Richfield, the hotel management unit of SWAN, continues to bear fruit. For the first half of 2008, Richfield, has successfully added 2 multi-year management contracts, which will contribute to the turnover of SWAN in the second half of 2008. As at 30 June 2008, Richfield is managing 28 hotels representing more than 5,900 rooms.

The Group reported other net losses of HK$13.6 million as compared to other net income of HK$13.1 million in the previous corresponding period due mainly to the unrealised loss including lower translation exchange gain sustained as a result of remeasuring the Group's trading securities to fair value as at 30 June 2008.

During the period under review, the Group's 40% associate, Tune Hospitality Investments FZCO ("Tune Hospitality") which was established on 12 July 2007, focused mainly on the development and planning work on several of the secured sites in Malaysia. The Group's share of loss amounted to HK$0.7 million is mainly for the administrative and operating expenses.

Financial Position, Cash Flow and Borrowings

As at 30 June 2008, the Group's total assets stood at HK$729.7 million, decrease from HK$748.7 million as at 31 December 2007. The group's net tangible assets per share was HK$1.59 as at 30 June 2008, down 2.5% from HK$1.63 as at 31 December 2007.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, net operating cash inflow included dividend paid of HK$11.5 million. The cash outflow from investing activities amounted to HK$25.5 million was mainly due to the loan extended to its associated company of HK$21.8 million. Consequently, the Group reported cash and cash equivalents of HK$494.9 million as at 30 June 2008, down from HK$513.8 million as at 31 December 2007.

The Group has no borrowings for the period under review.

Treasury Activities

Majority of the Group's cash is held in United States dollar, Sterling Pound and Singapore dollar deposits. It is the Group's view to maximise returns to shareholders. We need a balanced portfolio and hence a portion of its portfolio is held in various currencies. We will monitor closely the Group's exposure to currency movement and take the appropriate action when necessary.

Employees

As at 30 June 2008, the Group had 50 employees excluding employees from MindChamps, up from 48 as at the end of the last financial year ended 31 December 2007. There were 134 employees from MindChamps as at 30 June 2008. The total payroll costs which include the Group's 50% share of MindChamps for the period under review were HK$25.4 million as compared with HK$16.4 million in the previous corresponding period.

Prospects

The US hospitality industry is expected to face many challenges in the second half of 2008. The United States economy is expected to be weak due to the ongoing problems of the credit crunch and the housing market as well as the high oil prices. Both corporate travellers and leisure customers have been cutting back on their travel plans. Consequently, hotels in the US have been grappling with lower occupancy rates since the beginning of the year. The trading conditions are expected to remain difficult for the second half of 2008. SWAN's business units will adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Notwithstanding the challenging economic environment, the SWAN Group continues to focus on business development opportunities

In the second half of 2008, MindChamps will focus on growing its recently established Hong Kong unit. The pre-school market has been identified as a key growth area for MindChamps. Hence, following the successful launch of its own Pre-School, MindChamps will leverage off its brand awareness to aggressively expand by franchising its pre-school programme.

With the general slow down in the global economy also affecting Asia, Tune Hospitality will take a more cautious approach in securing suitable and cost effective development sites in the ASEAN region particularly in Malaysia, Indonesia, Thailand and the Philippines. To date, a total of 9 sites have been secured. It is envisaged that good development sites at reasonable costs may become more readily available during this period of economic uncertainty. The earliest completed projects are expected in late 2009.

With the retention of our significant cash resources, the Group is well-poised to capitalise any good investment opportunities that may arise in second half of 2008. We intend to continue seeking out investment opportunities that offer strong growth potential.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and 1 non-executive director of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2008.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the period.

Under the code provision E.1.2, the chairman of the board should attend the annual general meeting. However, in the annual general meeting held on 18 April 2008, our chairman was unable to attend the meeting as he had to attend to an urgent matter. He appointed Mr Gan Khai Choon to chair the meeting on his behalf.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the period under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2008, the Company repurchased 582,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$588,820. The repurchases were effected with a view to enhancing the net asset value of the Company and earnings per share. The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares amounted to HK$582,000. An equivalent amount of the nominal value of the cancelled shares was transferred to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchase are as follows:

Month of the repurchases	Total number of ordinary shares repurchased	Highest price paid per share	Lowest price paid per share	Aggregate consideration
		HK$	*HK$*	*HK$*
April 2008	440,000	1.02	1.01	445,400
May 2008	142,000	1.01	1.01	143,420
	582,000			588,820

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2008.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 5 August 2008

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-Aug-2008 12:39:43
Announcement No.	00026

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by Subsidiary Company, Millennium & Copthorne Hotels New Zealand Limited on Half Year Results for the period ended 30 June 2008
Description	Please see attached the following announcements released by Millennium & Copthorne Hotels New Zealand Limited on 6 August 2008: (1) Interim Financial Statements (2) Chairman's Review (3) Press Release
Attachments	MCHNZ_2008_Half_Year_Report_Financials.pdf MCHNZ_2008_Half_Year_Report_Chairmans_Review.pdf MCHNZ_2008_Half_Year_Report_NZX_Press_Release.pdf Total size = **360K** (2048K size limit recommended)

Millennium & Copthorne Hotels New Zealand Limited and Subsidiaries

Condensed Consolidated Interim Income Statement

FOR THE HALF YEAR ENDED 30 JUNE 2008		Unaudited	Unaudited
		6 months	6 months
DOLLARS IN THOUSANDS	NOTE	to 30/6/08	to 30/6/07
Revenue		65,530	88,319
Cost of Sales		(26,844)	(38,826)
Gross Profit		38,686	49,493
Administrative Expenses		(17,055)	(16,320)
Other Operating Expenses		(11,165)	(12,479)
Operating Profit Before Finance Costs		10,466	20,694
Finance Income		11,393	6,665
Finance Costs		(2,387)	(1,850)
Net Finance Income		9,006	4,815
Share of Profit of Associate		1,288	-
Profit Before Tax		20,760	25,509
Income Tax Expense		(3,437)	(7,456)
Profit for the Period		17,323	18,053
Attributable to:			
Equity holders of the Parent		13,286	12,953
Minority Interest		4,037	5,100
		17,323	18,053

DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES			
Amortisation of Intangibles		(51)	(122)
Audit Fees		(166)	(135)
Depreciation		(4,045)	(3,612)
Interest Income		4,388	6,657
Net Foreign Exchange Gain		7,004	8
Interest Expense		(2,387)	(1,850)
Leasing and Rental Expenses		(5,691)	(5,579)
Net Gain/(Loss) on Disposal of Property, Plant and Equipment		41	(1,089)
Earnings Per Share (Cents)			
- Basic	3	3.80c	3.71c
- Diluted	3	3.80c	3.71c

The attached notes on pages 7 to 9 form part of, and are to be read in conjunction with, these Financial Statements.

Millennium & Copthorne Hotels New Zealand Limited and Subsidiaries

Condensed Consolidated Interim Balance Sheet

AS AT 30 JUNE 2008 DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/08	Audited Year 31/12/07	Unaudited 6 months to 30/6/07
SHAREHOLDERS' EQUITY			
Issued Capital	430,330	430,330	430,330
Reserves	(28,036)	(34,191)	(71,458)
Treasury Stock	(85)	(85)	(85)
Minority Interests	95,023	114,207	130,300
Total Equity	497,232	510,261	489,087
Represented by:			
NON CURRENT ASSETS			
Property, Plant and Equipment	327,934	295,030	251,562
Development Properties	139,097	121,009	96,047
Intangible Assets	4,635	4,686	4,691
Investment in Associate	69,322	41,793	-
Total Non Current Assets	540,988	462,518	352,300
CURRENT ASSETS			
Cash and Cash Equivalents	32,466	102,971	171,589
Trade and Other Receivables	25,853	26,007	23,337
Inventories	1,752	1,945	1,740
Income Tax Receivable	1,160	-	-
Development Properties	4,378	11,413	18,987
Total Current Assets	65,609	142,336	215,653
Total Assets	606,597	604,854	567,953
NON CURRENT LIABILITIES			
Interest-bearing Loans and Borrowings	68,228	53,995	48,745
Provisions	517	724	539
Deferred Tax Liabilities	19,004	17,141	12,152
Total Non Current Liabilities	87,749	71,860	61,436
CURRENT LIABILITIES			
Trade and Other Payables	18,204	17,680	13,949
Related Parties	198	481	202
Provisions	3,214	4,483	1,356
Income Tax Payable	-	89	1,923
Total Current Liabilities	21,616	22,733	17,430
Total Liabilities	109,365	94,593	78,866
Net Assets	497,232	510,261	489,087

The attached notes on pages 7 to 9 form part of, and are to be read in conjunction with, these Financial Statements.

Condensed Consolidated Interim Statement of Cash Flows

FOR THE HALF YEAR ENDED 30 JUNE 2008 DOLLARS IN THOUSANDS	Unaudited 6 months to 30/6/08	Unaudited 6 months to 30/6/07
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash was provided from:		
Receipts from Customers	73,209	83,458
Interest Received	4,373	6,627
	77,582	90,085
Cash was applied to:		
Payments to Suppliers and Employees	(57,066)	(73,222)
Interest Paid	(2,280)	(1,782)
Income Tax Paid	(4,208)	(6,744)
	(63,554)	(81,748)
Net Cash Inflow from Operating Activities	14,028	8,337
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash was provided from:		
Proceeds from Sale of Residential Development Properties	-	6,436
Sale of Property, Plant and Equipment	9	96
	9	6,532
Cash was applied to:		
Purchase of Property, Plant and Equipment	(37,256)	(10,657)
Purchase of Investment in Associate	(27,361)	-
	(64,617)	(10,657)
Net Cash Outflow From Investing Activities	(64,608)	(4,125)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash was provided from:		
Drawdown of Borrowings	16,000	4,446
	16,000	4,446
Cash was applied to:		
Repayment of Borrowings	(1,767)	-
Repayment of Shares to Minority Shareholders	(23,742)	-
Dividends Paid to Shareholders of Millennium & Copthorne Hotels New Zealand Ltd	(8,731)	(8,732)
Dividends Paid to Minority Shareholders	(2,255)	(2,258)
	(36,495)	(10,990)
Net Cash Outflow from Financing Activities	(20,495)	(6,544)
Net Decrease in Cash Held	(71,075)	(2,332)
Add Opening Cash and Cash Equivalents	102,971	174,755
Exchange Rate Adjustment	570	(834)
Closing Cash and Cash Equivalents	32,466	171,589
Comprising:		
Cash and Cash Equivalents	32,466	171,589
Closing Cash and Cash Equivalents	32,466	171,589

The attached notes on pages 7 to 9 form part of, and are to be read in conjunction with, these Financial Statements.

Millennium & Copthorne Hotels New Zealand Limited and Subsidiaries

Condensed Consolidated Interim Statement of Cash Flows

DOLLARS IN THOUSANDS	NOTE	Unaudited 6 months to 30/6/08	Unaudited 6 months to 30/6/07
RECONCILIATION OF NET PROFIT FOR THE PERIOD			
TO CASH FLOWS FROM OPERATING ACTIVITIES			
Net Profit after Taxation		17,323	16,053
Adjusted for non cash items:			
Amortisation of Intangibles		51	122
Depreciation		4,045	3,612
Income Tax Expense		3,437	7,456
Net (Gain) / Loss on Disposal of Property, Plant and Equipment		(41)	1,089
Share of Profit of Associate		(1,288)	-
Adjustments for movements in working capital:			
(Increase) / Decrease in Receivables		659	(4,899)
(Increase) / Decrease in Inventories		193	152
(Increase) / Decrease in Development Properties		(5,326)	(6,428)
Increase / (Decrease) in Payables		1,706	(2,138)
Increase / (Decrease) in Related Parties		(243)	(87)
Cash generated from Operations		20,516	16,932
Interest Paid		(2,280)	(1,851)
Income Tax Paid		(4,208)	(6,744)
Cash Inflows from Operating Activities		14,028	8,337

The attached notes on pages 7 to 9 form part of, and are to be read in conjunction with, these Financial Statements.

Millennium & Copthorne Hotels New Zealand Limited and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

DOLLARS IN THOUSANDS	Attibutable to Equity Holders of the Parent: Share Capital	Revaluation Reserves	Exchange Reserves	Accumulated Losses	Treasury Stock	Total	Minority Interests	Total Equity
Balance at 1 January 2007	430,330	67,840	(2,005)	(140,668)	(85)	355,412	127,257	482,669
Revaluation of Property, Plant and Equipment	-	912	-	-	-	912	130	1,042
Movement in Exchange Translation Reserve	-	-	(1,610)	-	-	(1,610)	(1,017)	(2,627)
Income and Expense recognised directly in Equity	-	912	(1,610)	-	-	(698)	(887)	(1,585)
Profit for the Period	-	-	-	12,953	-	12,953	5,100	18,053
Total Recognised Income and Expense	-	912	(1,610)	12,953	-	12,255	4,213	16,468
Dividends paid to:								
Equity holders of the Parent	-	-	-	(8,732)	-	(8,732)	-	(8,732)
Minority Interests	-	-	-	-	-	-	(2,258)	(2,258)
Movement in Minority Interest	-	-	-	(148)	-	(148)	1,088	940
Balance at 30 June 2007	430,330	68,752	(3,615)	(136,595)	(85)	358,787	130,300	489,087

The attached notes on pages 7 to 9 form part of, and are to be read in conjunction with, these Financial Statements.

Millennium & Copthorne Hotels New Zealand Limited and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attibutable to Equity Holders of the Parent						Minority	Total
	Share Capital	Revaluation Reserves	Exchange Reserves	Accumulated Losses	Treasury Stock	Total	Interests	Equity
DOLLARS IN THOUSANDS								
Balance at 1 January 2008	430,330	91,232	(83)	(125,340)	(85)	396,054	114,207	510,261
Movement in Exchange Translation Reserve	-	-	1,660	-	-	1,660	1,755	3,415
Income and Expense recognised directly in Equity	-	-	1,660	-	-	1,660	1,755	3,415
Profit for the Period	-	-	-	13,286	-	13,286	4,037	17,323
Total Recognised Income and Expense	-	-	1,660	13,286	-	14,946	5,792	20,738
Dividends paid to:								
Equity holders of the Parent	-	-	-	(8,731)	-	(8,731)	-	(8,731)
Minority Interests	-	-	-	-	-	-	(2,255)	(2,255)
Movement in Minority Interest	-	-	-	(60)	-	(60)	(22,721)	(22,781)
Balance at 30 June 2008	430,330	91,232	1,577	(120,845)	(85)	402,209	95,023	497,232

The attached notes on pages 7 to 9 form part of, and are to be read in conjunction with, these Financial Statements.

1. Significant accounting policies

Millennium & Copthorne Hotels New Zealand Limited is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. Millennium & Copthorne Hotels New Zealand Limited (the "Company") is an issuer in terms of the Financial Reporting Act 1993. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2008 comprise the Company and its subsidiaries (together referred to as the "Group").

The condensed consolidated interim financial statements were authorised for issuance on 6 August 2008.

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with New Zealand Generally Accepted Accounting Practice (NZ GAAP). They comply with New Zealand equivalents to International Financial Reporting Standards (NZ IFRSs) as appropriate for profit orientated entities. Compliance with NZ IFRSs ensures that the consolidated financial statements also comply with International Reporting Standards (IFRSs). The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements for the year ended 31 December 2007.

(b) New standards adopted and interpretations not yet adopted

The International Accounting Standards Board has issued a number of standards, amendments and interpretations which are not yet effective. The Group has not yet applied these in preparing these condensed consolidated interim financial statements. The application of these standards, amendments and interpretations would require further disclosures but is not expected to have a material impact on the Group's results.

2. Segment reporting

Segment information is presented in the consolidated interim financial statements in respect of the Group's business and geographical segments. Business segments are the primary basis of segment reporting. Segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments
The Group consisted of the following main business segments:

- Hotel operations, comprising income from the ownership and management of hotels.
- Property operations, comprising the development and sale of land and development properties and investment property rental income.

Geographical segments

The Group consisted of the following main geographic segments:

- New Zealand
- Australia
- Asia.

2. Segment reporting -continued

(a) Business Segments	Hotel		Property		Group	
Dollars in thousands	Unaudited 6 months to 30/06/08	Unaudited 6 months to 30/06/07	Unaudited 6 months to 30/06/08	Unaudited 6 months to 30/06/07	Unaudited 6 months to 30/06/08	Unaudited 6 months to 30/06/07
Segment Revenue	61,943	63,539	14,980	31,445	76,923	94,984
Segment Profit before Tax	7,694	9,578	11,778	15,931	19,472	25,509
Share of Profit of Associate	-	-	1,288	-	1,288	-
Income Tax Expense					(3,437)	(7,456)
Profit for the Period					17,323	18,053
Segment Assets	357,194	288,747	180,081	279,206	537,275	567,953
Investment in Associate	-	-	69,322	-	69,322	-
Total Assets	357,194	288,747	249,403	279,206	606,597	567,953

(b) Geographic Segments	New Zealand		Australia		Asia		Group	
Dollars in thousands	Unaudited 6 months to 30/06/08	Unaudited 6 months to 30/06/07	Unaudited 6 months to 30/06/08	Unaudited 6 months to 30/06/07	Unaudited 6 months to 30/06/08	Unaudited 6 months to 30/06/07	Unaudited 6 months to 30/06/08	Unaudited 6 months to 30/06/07
Segment Revenue	67,120	83,897	9,803	11,087	-	-	76,923	94,984
Segment Profit before Tax	10,950	21,054	8,522	4,455	-	-	19,472	25,509
Share of Profit of Associate	-	-	-	-	1,288	-	1,288	-
Income Tax Expense							(3,437)	(7,456)
Profit for the Period							17,323	18,053
Segment Assets	447,998	373,696	89,277	194,257	-	-	537,275	567,953
Investment in Associate	-	-	-	-	69,322	-	69,322	-
Total Assets	447,998	373,696	89,277	194,257	69,322	-	606,597	567,953

3. Earnings per share

Six month period ended 30 June 2008
The basic earnings per share of 3.80 cents (30 June 2007: earnings per share of 3.71 cents) are based on the profit attributable to ordinary shareholders of $13.29m (30 June 2007: profit of $12.95m) and weighted average number of ordinary shares outstanding during the period ended 30 June 2008 of 349,268,439 (30 June 2007: 349,268,439). The calculation of diluted earnings per share of 3.80 cents (30 June 2007: earnings per share of 3.71 cents) is the same as basic earnings per share.

4. Material events subsequent to the end of the interim period

There were no material events subsequent to the end of the six month period ended 30 June 2008 (30 June 2007: Nil) that would require disclosure.

5. Changes in contingent liabilities and contingent assets since last annual balance sheet date

There were no such changes in contingent liabilities and contingent assets that would require disclosure for the six month period ended 30 June 2008 (30 June 2007: Nil).

6. Related party transactions

Millennium & Copthorne Hotels New Zealand Limited is a 70.22% owned subsidiary of CDL Hotels Holdings New Zealand Limited which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc in the United Kingdom. The ultimate parent company is Hong Leong Investment Holdings Pte Ltd in Singapore.

During the six month period ending 30 June 2008, costs amounting to $125,000 (30 June 2007: $125,000) have been recorded in the Income Statement in respect of:

- Reimbursement of expenses incurred by Millennium & Copthorne Hotels plc on behalf of the New Zealand subsidiary; and
- Fees payable to Millennium & Copthorne Hotels plc for the provision of management and marketing support.

Financial Performance:

The Directors of Millennium & Copthorne Hotels New Zealand Limited ("MCK") announced an unaudited operating profit after tax of $13.29 million for the six month period ending 30 June 2008 (2007: $12.95 million). Operating profit before tax and minorities was $20.76 million (2007: $25.51 million).

Shareholders' funds excluding minority interests as at 30 June 2008 totaled $402.21 million (2007: $358.79 million) with total assets at $606.60 million (2007: $567.95 million). Net asset backing (excluding minority interests) per share as at 30 June 2008 was 115.0 cents per share (2007: 102.6cps).

Group results for the six months ending 30 June 2008 (NZ IFRS):

Group revenue and other income for the period under review was $76.92 million (2007: $94.98 million). While a one-off foreign exchange gain of $7.00 million was recognized, Group revenue was primarily affected by a sharp fall in revenue within CDL Investments New Zealand Limited. This fall reflected the difficult market conditions in the New Zealand property market at present.

Gross operating profit decreased to $38.69 million (2007: $49.49 million). However, taking into account the closure of the Kingsgate Hotel Greenlane and the expiry of the lease for the Copthorne Hotel Wellington Plimmer Towers, the New Zealand hotel operations have traded within expectations.

New Zealand Hotel Operations:

Total revenue for the New Zealand hotel operations (18 owned or leased and operated hotels excluding 13 franchised properties) for the period under review was $61.94 million. (2007: $63.54 million). Hotel occupancy for the period for the period was 69.3 % across the Group.

During the period under review, the Group acquired the freehold and leasehold interests to the Copthorne Hotel Auckland Harbourcity. Settlement occurred on 30 June 2008 and, while the purchase price is confidential to the parties, this was a strategic investment in a prime CBD waterfront site. The Group will be considering how to better utilize the property over the medium term. Earlier this year, sound proof windows to all 187 rooms in the hotel were installed, and soft refurbishments of the rooms, Tactics Restaurant and Bar areas and the conference rooms were completed.

The Group also signed a three-month management agreement for the Metropolis Hotel Auckland. The lease on the Copthorne Hotel Wellington Plimmer Towers ended in April 2008.

CDL Investments New Zealand Limited ('CDLI'):

CDLI announced an unaudited operating profit after tax for the six months ended 30 June 2008 of $1.48 million (2007: $7.56 million). While disappointing when compared to previous years' results, this reflects the current state of the New Zealand property market. CDLI is not forecasting a loss for 2008 and we remain confident that it remains well positioned for medium to long term growth.

Offshore investments – Australia and China:

In Australia, the majority of the units within the Zenith Residences are now on short-term leases.

In China, the Company's economic interest in First Sponsor Capital Limited ("First Sponsor") remains approximately 34%. In January 2008, First Sponsor agreed to acquire a strata-titled hotel in Hainan and has now obtained majority ownership and operational control of this hotel. Also during the period under review, it has won a public land tender in Lianzhou and also acquired a group of companies in Chengdu, Sichuan Province, which own, amongst other assets, commercial and residential land for development as well as an industrial factory which has the potential for redevelopment. No material adverse effects arose from the Sichuan earthquakes in May although one development project has been temporarily stopped pending the issuance of certain permits before construction can resume. The prospects for First Sponsor's other developments in the Guangzhou province remains positive, although bad weather in South China has delayed construction works. Management will continue to monitor development progress carefully.

Outlook:

Considering the sharp decline in revenue from CDLI and a continuing decline in overseas visitor numbers from key markets, the result for the six months to 30 June 2008 is an acceptable one. Both the Board and Management are, however, conscious that market conditions for the remainder of 2008 are uncertain and difficult at all levels and the Board has directed Management to carefully review all aspects of the Company's operations in order to extract maximum gains while monitoring costs and remaining competitive. At this stage, while the Company believes that the year-end result will be profitable, shareholders are cautioned against expecting profits and dividends at levels seen in previous years as profitability and revenue depend on the Company's ability to maintain market share.

Wong Hong Ren

Wong Hong Ren
Chairman
6 August 2008

6 August 2008

MILLENNIUM & COPTHORNE NEW ZEALAND MAINTAINS PROFITS DESPITE FALL IN REVENUE

New Zealand's largest hotel owner / operator, Millennium & Copthorne Hotels New Zealand Limited ("MCK"), today announced its (unaudited) results for the six months to 30 June 2008.

- Average hotel occupancy across the Group — 69.3%
- Group Revenue and other income — $76.92 million (2007: $94.48m)
- Operating profit before tax and minorities — $20.76 million (2007: $25.51m)
- Operating profit after tax — $13.29 million (2007: $12.95m)

MCK's Managing Director Mr. B K Chiu said that the result was in line with expectations given a sharp fall in revenue from subsidiary CDL Investments New Zealand Limited and continuing declines in visitor numbers from key markets.

"CDL Investments' results reflect the current difficult market conditions of the New Zealand property market and we are working hard to ensure that CDL Investments will emerge even stronger thereafter. This is assisted by the fact that the Company is financially strong and has a good asset portfolio", he said.

Looking at the New Zealand hotel operations, Mr. Chiu noted that the Company had achieved a number of positives in the first half of the year.

"We acquired the freehold and leasehold interests to Copthorne Hotel Auckland Harbourcity - a strategic investment in a prime CBD waterfront site. The purchase reflects our ongoing commitment to the Auckland market and we will be considering how to better utilize the property over the medium term. We have also launched a new hotel and dining card programme '*a la carte*', refreshed and increased our online and e-marketing presence", he said.

The Company also confirmed that the majority of its units in the Zenith Residences in Sydney were now leased out on a short term basis. MCK's interest in its Chinese joint venture remained at 34% and development works on some of its sites are progressing satisfactorily. The joint venture had acquired properties during the past six months and development had not been adversely affected by the Sichuan earthquakes in May.

Addressing the prospects for the remainder of the year, Mr. Chiu said that trading conditions remained uncertain and difficult. "We are confident that the year-end result will be profitable but market conditions are such that it is not possible to say with certainty to what extent. The Board has directed Management to embark on a wide-ranging review of its operations so that we can maximise our gains while minimising our costs and remaining competitive", he said.

ENDS

Issued by Millennium & Copthorne Hotels New Zealand Ltd

Any inquiries please contact:
B K Chiu, Managing Director
Millennium & Copthorne Hotels New Zealand Ltd
(09) 913 8058

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-Aug-2008 12:36:30
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by Subsidiary Company, CDL Investments New Zealand Limited on Half Year Results for the period ended 30 June 2008
Description	Please see attached the following announcements released by CDL Investments New Zealand Limited on 6 August 2008: (1) Interim Financial Statements (2) Chairman's Review (3) Press Release
Attachments	CDLI_Half_Year_2008_Financials.pdf CDLI_2008_Half_Year_Report_Chairman_Review.pdf CDLI_2008_Half_Year_Report_NZX_Press_Release.pdf Total size = **286K** (2048K size limit recommended)

CDL Investments New Zealand Limited and its Subsidiary
Condensed Interim Reconciliation of Equity

IN THOUSANDS OF DOLLARS	Share Capital	Retained Earnings	Total Equity
Balance at 1 January 2007	31,246	43,435	74,681
Profit for the period	-	7,566	7,566
Total recognised income and expense	-	7,566	7,566
Shares issued under dividend reinvestment plan	4,700	-	4,700
Dividends to shareholders	-	(5,035)	(5,035)
Balance at 30 June 2007	**35,946**	**45,966**	**81,912**
Balance at 1 January 2008	35,946	53,489	89,435
Profit for the period	-	1,481	1,481
Total recognised income and expense	-	1,481	1,481
Shares issued under dividend reinvestment plan	4,988	-	4,988
Dividends to shareholders	-	(5,306)	(5,306)
Balance at 30 June 2008	**40,934**	**49,664**	**90,598**

The accompanying notes on page 5 form part of, and should be read in conjunction with these financial statements.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-Aug-2008 12:36:30
Announcement No.	00024

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by Subsidiary Company, CDL Investments New Zealand Limited on Half Year Results for the period ended 30 June 2008
Description	Please see attached the following announcements released by CDL Investments New Zealand Limited on 6 August 2008: (1) Interim Financial Statements (2) Chairman's Review (3) Press Release
Attachments	CDLI_Half_Year_2008_Financials.pdf CDLI_2008_Half_Year_Report_Chairman_Review.pdf CDLI_2008_Half_Year_Report_NZX_Press_Release.pdf Total size = **286K** (2048K size limit recommended)

CDL Investments New Zealand Limited and its Subsidiary
Condensed Interim Income Statement

FOR THE HALF YEAR ENDED 30 JUNE 2008		Unaudited 6 Months	Unaudited 6 Months
IN THOUSANDS OF DOLLARS	NOTE	to 30/06/2008	to 30/06/2007
Revenue		3,623	19,359
Cost of sales		(1,208)	(7,816)
Gross profit		**2,415**	**11,543**
Other income		67	44
Administrative expenses		(101)	(87)
Property expenses		(148)	(90)
Selling expenses		(172)	(550)
Other expenses		(400)	(506)
Operating profit before finance income/(costs)		**1,661**	**10,354**
Finance income		379	924
Net finance income		**379**	**924**
Profit before income tax		**2,040**	**11,278**
Income tax expense	2	(559)	(3,712)
Profit for the period		**1,481**	**7,566**
Attributable to:			
Equity holders of the Parent		1,481	7,566
		1,481	**7,566**
DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, INCOME/EXPENSES			
Audit Fees		(23)	(30)
Depreciation		(1)	(2)
Interest Income		379	924
Operating lease and rental payments		(41)	(29)
Basic earnings per share (cents)	3	0.62c	3.41c
Diluted earnings per share (cents)	3	0.62c	3.41c

The accompanying notes on page 5 form part of, and should be read in conjunction with these financial statements.

CDL Investments New Zealand Limited and its Subsidiary
Condensed Interim Reconciliation of Equity

IN THOUSANDS OF DOLLARS	Share Capital	Retained Earnings	Total Equity
Balance at 1 January 2007	31,246	43,435	74,681
Profit for the period	-	7,566	7,566
Total recognised income and expense	-	7,566	7,566
Shares issued under dividend reinvestment plan	4,700	-	4,700
Dividends to shareholders	-	(5,035)	(5,035)
Balance at 30 June 2007	**35,946**	**45,966**	**81,912**
Balance at 1 January 2008	35,946	53,489	89,435
Profit for the period	-	1,481	1,481
Total recognised income and expense	-	1,481	1,481
Shares issued under dividend reinvestment plan	4,988	-	4,988
Dividends to shareholders	-	(5,306)	(5,306)
Balance at 30 June 2008	**40,934**	**49,664**	**90,598**

The accompanying notes on page 5 form part of, and should be read in conjunction with these financial statements.

CDL Investments New Zealand Limited and its Subsidiary
Condensed Interim Balance Sheet

FOR THE HALF YEAR ENDED 30 JUNE 2008 IN THOUSANDS OF DOLLARS	Unaudited 6 Months to 30/06/2008	Audited 12 Months to 31/12/2007	Unaudited 6 Months to 30/06/2007
SHAREHOLDERS' EQUITY			
Issued capital	40,934	35,946	35,946
Retained earnings	49,664	53,489	45,966
Total Equity	**90,598**	**89,435**	**81,912**
Represented by:			
NON CURRENT ASSETS			
Plant, furniture and equipment	15	14	19
Development property	78,757	68,752	51,996
Investments in subsidiary	1	-	-
Total Non Current Assets	**78,773**	**68,766**	**52,015**
CURRENT ASSETS			
Development property	4,378	11,413	12,389
Income tax receivable	382	-	-
Trade and other receivables	532	651	844
Cash and cash equivalents	7,152	9,642	18,833
Total Current Assets	**12,444**	**21,706**	**32,066**
Total Assets	**91,217**	**90,472**	**84,081**
NON CURRENT LIABILITIES			
Deferred tax liabilities	353	430	411
Total Non Current Liabilities	**353**	**430**	**411**
CURRENT LIABILITIES			
Trade and other payables	225	567	258
Employee entitlements	41	27	27
Income tax payable	-	13	1,473
Total Current Liabilities	**266**	**607**	**1,758**
Total Liabilities	**619**	**1,037**	**2,169**
Net Assets	**90,598**	**89,435**	**81,912**

The accompanying notes on page 5 form part of, and should be read in conjunction with these financial statements.

CDL Investments New Zealand Limited and its Subsidiary
Condensed Interim Statement of Cash Flows

FOR THE HALF YEAR ENDED 30 JUNE 2008 IN THOUSANDS OF DOLLARS	Unaudited 6 Months to 30/06/2008	Unaudited 6 Months to 30/06/2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash was provided from:		
Receipts from Customers	3,826	19,686
Interest Received	362	823
Cash was applied to:		
Payments to suppliers and employees	(5,326)	(14,890)
Income Tax Paid	(314)	(1,411)
Net Cash (Outflow)/Inflow from Operating Activities	**(1,452)**	**4,208**
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash was applied to:		
Advances to Subsidiaries	(1)	-
Purchase of Fixed Assets	(2)	(2)
Net Cash (Outflow)/Inflow From Investing Activities	**(3)**	**(2)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash was applied to:		
Dividends Paid	(318)	(335)
Supplementary Dividends Paid	(717)	(677)
Net Cash (Outflow)/Inflow from Financing Activities	**(1,035)**	**(1,012)**
Net Increase/(Decrease) in Cash and Cash Equivalents	(2,490)	3,194
Add Opening Cash and Cash Equivalents Brought Forward	9,642	15,639
Closing Cash and Cash Equivalents	**7,152**	**18,833**

FOR THE HALF YEAR ENDED 30 JUNE 2008 IN THOUSANDS OF DOLLARS	Unaudited 6 Months to 30/06/2008	Unaudited 6 Months to 30/06/2007
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit after Taxation	1,481	7,566
Adjusted for non cash items:		
Depreciation	1	2
Income Tax Expenses	559	3,712
Adjustments for movements in working capital:		
(Increase)/Decrease in receivables	119	182
(Increase)/Decrease in development properties	(2,970)	(5,075)
Increase/(Decrease) in payables	(328)	(768)
Cash generated from Operations	**(1,138)**	**5,619**
Income Tax Paid	(314)	(1,411)
Cash Inflows from Operating Activities	**(1,452)**	**4,208**

The accompanying notes on page 5 form part of, and should be read in conjunction with these financial statements.

CDL Investments New Zealand Limited and its Subsidiary

Notes to the Condensed Consolidated Interim Financial Statements
For the half year ended 30 June 2008 (unaudited)

1. Significant Accounting Policies

Reporting Entity

CDL Investments New Zealand Limited (the "Company") is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. The Company is an issuer in terms of the Financial Reporting Act 1993.

The condensed consolidated interim financial statements of CDL Investments New Zealand Limited as at and for the half year ended 30 June 2008 comprise the Company and its subsidiary (together referred to as the "Group").

The principal activities of the Group is the development and sale of land and development properties.

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with the requirements of the Companies Act 1993, Financial Reporting Act 1993 and New Zealand Generally Accepted Accounting Practice ("NZ GAAP"). They comply with New Zealand equivalents to International Financial Reporting Standards ("NZ IFRS"), as appropriate for profit-oriented entities. Compliance with NZ IFRS ensures that the financial statements also comply with International Financial Reporting Standards ("IFRS").

The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

The accounting policies applied by the Group in these condensed consolidated financial statements are the same as those applied by the Group in its consolidated financial statements for the year ended 31 December 2007.

Certain comparative figures have been restated, where appropriate, to conform with the format for the current period.

The condensed consolidated interim financial statements were authorised for issuance on 6 August 2008.

2. Income Taxes

Income tax is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

The current tax expense for the six month periods ended 30 June 2008 and 2007 were calculated based on the estimated average annual effective income tax rate.

The deferred tax expense for the six month periods ended 30 June 2008 and 2007 were calculated based on the estimated average annual effective income tax rate.

The estimated annual effective income tax rate calculated on this basis is 27.4% (30 June 2007: 32.9%).

3. Earnings Per Share

The calculation of basic earnings per share at 30 June 2008 of 0.62 cents (30 June 2007: 3.41 cents) was based on the profit attributable to ordinary shareholders of $1,481,000 (2007: $7,566,000); and weighted average number of shares of 239,140,862 (2007: 221,849,072) on issue in the period. The calculation of diluted earnings per share at 30 June 2008 of 0.62 cents (30 June 2007: 3.41 cents) was based on a weighted average number of shares of 239,140,862 (2007: 221,849,072) on issue in the period adjusted for the exercise of dilutive share options.

4. Material Events Subsequent to the end of the Interim Period

There were no material events subsequent to the end of the six month period ended 30 June 2008 (30 June 2007: Nil) that would require disclosure.

5. Changes in Contingent Liabilities and Contingent Assets since last Annual Balance Sheet Date

There were no changes in contingent liabilities and contingent assets that would require disclosure for the six month period ended 30 June 2008 (30 June 2007: Nil).

6. Related Party Transactions

CDL Investments New Zealand Limited is a subsidiary of Millennium & Copthorne Hotels New Zealand Limited by virtue of Millennium & Copthorne Hotels New Zealand Limited owning 65.16% (2007: 64.32%) of the Company and having 3 out of 6 of the Directors on the Board. Millennium & Copthorne Hotels New Zealand Limited is 70.22% owned by CDL Hotels Holdings New Zealand Limited, which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc in the United Kingdom. The ultimate holding company is Hong Leong Investment Holdings Pte Ltd in Singapore.

During the six month period ending 30 June 2008 CDL Investments New Zealand Limited has reimbursed its parent, Millennium & Copthorne Hotels New Zealand Limited, $120,000 (30 June 2007: $108,000) for expenses incurred by the parent on behalf of the Group.

CHAIRMAN'S REVIEW

Financial Performance:

The Directors of CDL Investments New Zealand Limited ("CDLI") advise that the Company has made an unaudited operating profit after tax of $1.481 million for the six month period ending 30 June 2008 (2007: $7.566 million). Operating profit before tax was $2.040 million (2007: $11.278 million). Property sales and other income for the period was $4.069 million (2007: $20.327 million). A total of 20 sections were sold (2007: 108).

Market Overview:

As foreshadowed in the 2007 Annual Report, the depressed market conditions throughout New Zealand are clearly reflected in this interim result. Like other property development companies, CDLI has not been able to generate the same level of sales as seen in previous years. While Management is developing initiatives to generate sales in the latter half of 2008, the Company has slowed its development programme down both in response to current demand and to save costs where practicable.

Acquisitions:

The Company has not acquired any properties during the period under review.

Outlook:

It is clear that from a profit perspective, 2008 will be a very difficult year given the dramatic slow down in the New Zealand property market and the corresponding impact on CDLI's revenue and profit. Assuming no adverse unforeseen events, the Board does not expect that the 2008 results will run at a loss.

CDLI's key competitive differentials are still its financial strength, quality of assets, geographical diversity of its asset portfolio and its long-term approach to development. The Company remains in the enviable position of being able to make acquisitions in the current marketplace and will secure strategic opportunities if and when they arise.

Wong Hong Ren
Chairman
6 August 2008

6 August 2008

CDL INVESTMENTS LOOKS TO MAXIMISE USE OF LAND ASSETS TO SEE OUT CURRENT MARKET CONDITIONS

Property development and investment company CDL Investments New Zealand Limited (NZX:CDI) today announced its (unaudited) results for the six months to 30 June 2008.

- Property sales and other income — $4,069,000 (2007: $20,327,000)
- Operating profit before tax — $2,040,000 (2007: $11,278,000)
- Operating profit after tax — $1,481,000 (2007: $7,566,000)
- Total assets — $91,217,000 (2007: $84,081,000)
- Shareholders' funds — $90,598,000 (2007: $81,912,000)
- Net tangible asset value (per share) — 37.2 cents (2007: 35.5 cents)

Managing Director Mr. B K Chiu said that the Board understood that the results reflected the current market conditions. "After a robust, upward property cycle, the market for residential sections and property has changed dramatically within a very short period of time. The result is disappointing, but the Board is confident that CDL Investments will see out the current turbulent conditions", he said.

Speaking about the prospects for the remainder of 2008, Mr. Chiu said that trading conditions would be difficult and that there would be a corresponding impact on full-year profit.

"Assuming no adverse unforeseen events, we do not forecast a loss for 2008 at this stage. Where we are able to, we will look to get product ready for sale into the market but we are very conscious of the level of demand in each of our markets. Our focus is therefore on ensuring that we remain strong and able to trade and to position ourselves carefully to maximize sales when market conditions start to improve in due course", he said.

ENDS

Issued by CDL Investments New Zealand Ltd

Any inquiries please contact:
B K Chiu
Managing Director
CDL Investments New Zealand Ltd
(09) 913 8077

or

Takeshi Ito
Company Secretary
(09) 913 8005

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-Aug-2008 17:21:23
Announcement No.	00057

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Grand Plaza Hotel Corporation on Half Year Results for the period ended 30 June 2008
Description	Please see attached the half year results announcement for the period ended 30 June 2008 released by Grand Plaza Hotel Corporation on 6 August 2008.
Attachments	GPHC_2008_Half_Year_Results.pdf Total size = **1017K** (2048K size limit recommended)

COVER SHEET

1 6 6 8 7 8

S.E.C. Registration Number

G R A N D P L A Z A H O T E L C O R P

(Company's Full Name)

10F T H E H E R I T A G E H O T E L R O X A S

B L V D C O R E D S A P A S A Y C I T Y

(Business Address : No. Street City / Town / Province)

Y A M K I T S U N G	8 5 4 8 8 3 8
Contact Person	Company Telephone Number

1 2 (*Month*) 3 1 (*Day*)	S E C 17 Q	0 5 (*Month*) 1 5 (*Day*)
Fiscal Year	FORM TYPE	Annual Meeting

Secondary License Type, If Applicable

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks = pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1 For the quarterly period ended **June 30, 2008**

2. Commission identification number ___________ 3. BIR Tax Identification No. **000-460-602-000**

GRAND PLAZA HOTEL CORPORATION
4. Exact name of issuer as specified in its charter

PHILIPPINES
5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: ________ (SEC Use Only)

10F, The Heritage Hotel Manila, Roxas Blvd. cor. EDSA, Pasay City 1300
7. Address of issuer's principal office

Tel. No. (632) 854-8838 **Fax No. (632) 854-8825**
8. Issuer's telephone number, including area code

N.A.
9. Former name, former address and formal fiscal year if changed since last report

10. Securities registered pursuant to Sections 8 & 12 of the Code, or Sections 4 & 8 of the RSA

Title of each Class	Number of shares of common Stock outstanding and amount Of debt outstanding
COMMON SHARES	**87,318,270***

*includes 16,856,212 treasury shares

11. Are any or all of the securities listed on Stock Exchange?

Yes [X] No [ ]

If yes, state the name of such Stock Exchange and the class/es of securities listed therein:

PHILIPPINE STOCK EXCHANGE, INC. **COMMON**

12. Indicate by check mark whether the registrant:

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter period the registrant was required to file such reports)

Yes [X] No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days.

Yes [X] No [ ]

PART I – FINANCIAL INFORMATION

Item 1 Financial Statements

Financial Statements and, if applicable, Pro-forma Financial Statements meeting the requirements of SRC Rule 68, Form and Content of Financial Statements, shall be furnished as specified therein.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Furnish the information required by Part III, Paragraph (A)(2)(b) of "Annex C"

PART II – O THER INFORMATION

The issuer may, at its option, report under this item any information not previously reported in a report in SEC Form 17-C. If disclosure of such information is made under this Part II, it need not be repeated in a report on Form 17-C which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 17-Q.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Issuer YAM KIT SUNG
Signature and Title : General Manager & Chief Financial Officer
Date ______________

PART I FINANCIAL INFORMATION

Item 1. Financial Statements Required Under SRC Rule 68.1

- Please see attached financial statements for interim Balance Sheets, Statements of Income, Statements of Changes in Equity and Statements of Cash flows.

Notes to Financial Statements

Summary of significant accounting policies
The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles (GAAP) and are denominated in Philippine pesos. The preparation of financial statements in accordance with Philippine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies.

The same accounting policies and methods of computation are followed in the interim financial statements for the year 2008 as compared with the most recent annual financial statements.

Seasonality or Cyclicality of Interim Operations
All segments of the business are in its normal trading pattern.

Material Items
There are no material items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidents.

Estimates
There are no changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years that have a material effect in the current interim period.

Issuances of Debts and Equity
There are no issuances, repurchases and repayments of debts and equity securities.

Dividends
There were no dividends declared in the current interim period.

Segment Revenue and Results

Statement of Financial Accounting Standard No. 31, "Segment Reporting", which becomes effective for financial statements covering periods beginning on or after January 1, 2001, requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

The Company organized its business into 4 main segments:

- Room Division – Business derived from the sale of guestrooms.
- Food and Beverage Division – Business derived from the sale of food and beverage at various restaurants.
- Other Operated Departments – Business derived from telephone department, business center, carparking and laundry.
- Others- Business derived from rental of space.

The segment revenues and results are as follows:

	YTD 2nd Quarter Revenue – Peso	YTD 2nd Quarter Department Profit – Peso
Room	197,236,919	173,574,687
Food and Beverage	122,383,507	58,334,236
Other Operated Departments	2,686,211	826,499
Others	56,041,432	56,041,432

Subsequent Events

None

Composition of Company

There are no changes in the composition of the Company during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuing operations.

Contingent assets or liabilities

There are no changes in contingent assets or liabilities since the last annual balance sheet date.

Contingencies

There are no material contingencies and any other events or transactions that are material to an understanding of the current interim period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The top 5 Key Performance Indicators of the Company are as follows:

Balance Sheet Analysis	30 June 2008	30 June 2007	31 December 2007
Current ratio	2.13	1.75	1.32
Net book value per share (include treasury shares)	PhP13.15	PhP13.47	PhP11.99
Profit & Loss Analysis			
Earnings per share	PhP1.42	PhP1.06	PhP2.35
Profit before tax margin ratio	40.91%	35.44%	35.83%
EBITDA	PhP156 million	PhP126 million	PhP277 million

Current ratio is derived by dividing the current assets with the current liabilities. This indicator measures the liquidity of the Company in the short-term. Current ratio improved by 0.81 as compared to the end of last year due to higher current assets balance. Cash balance increased by PhP105 million from the end of last year as there were no major payments. There is also a significant drop in accounts receivables (trade) which is due to offsetting of this VAT receivable from a VAT payable for a tenant.

Net book value per share is derived by dividing the net stockholders' equity by the total number of shares issued. This measures the value of the Company on a per share basis. This ratio improved compared to the same period last year and the year ended 31 December 2007 due to higher assets value.

Earning per share (EPS) is derived by dividing the net profit after tax by the total shares outstanding. This indicator measures the earning of the Company on a per share basis. As compared to the same period last year, EPS is the higher due to higher profit.

Profit before tax margin ratio is computed by dividing the profit before tax against the total revenue. This ratio measures whether the Company is able to contain its expenses in relation to the revenue. This ratio is higher than last year.

EBITDA represents earnings before income tax, interest, depreciation and amortization. This indicator is in effect a measure of the cash flow of the Company. EBITDA is healthier this year due to higher revenue. EBITDA is higher than the same period last year as a result of higher revenue and lower costs.

Balance Sheets Analysis:

Total assets decreased by about PhP55 million or 3.8% as compared to the year ended 31 December 2007 and decreased by about PhP156 million or 10.2% as compared to the same period of last year.

Cash and short term notes:
This balance includes short-term fixed deposits with banks. There is an increase of PhP105 million as compared to the end of last fiscal year. As compared against the same period last year, this balance decreased by PhP10 million. The main reason for the drop versus last year is due to payment for share buyback in second-half of year 2007 and payment to contractors for renovation of hotel. The increment against end of year 2007 is due to collection of 6 months advance rental from a tenant and improved trading for half year 2008.

Accounts receivable trade:
As compared to the same period of last year and year end 2007, there is a decrease of PhP143 million and PhP163 million respectively. The reason is mainly because of the offsetting of VAT receivable against payable for a tenant. Supreme Court has ruled that this tenant is not subject to VAT.

Deferred tax assets:
Deferred tax assets decreased by PhP6 million as compared to 31 December 2007. As compared to the same period of last year, there is a decrease of PhP5 million due to recognition of additional deferred tax assets. The main reason for the decrease against last year is due to higher unrealized foreign exchange gain for this half-year.

Advances to associated/related companies:
The Company, in its normal course of business, has entered into transactions with its related parties, principally consisting of cash advances.

The Company also leases its hotel site and a furnished townhouse from an associated company. The Company has also entered into a management agreement with CDL Hotels (Phils) Corporation, a related company, for the latter to operate the Hotel.

Under the terms and conditions of the agreement, the Company has to pay monthly basic management and incentive fees based on a percentage of the hotel's revenue and gross operating profit.

As compared to the same period of last year, there is a no significant movement.

As compared with the end of last fiscal year, there is an increase of PhP3.7 million as the related companies have not settled its obligation with the Company.

Prepaid expenses:
The bulk of this balance represents insurance premium prepaid at the beginning of the year. As compared to end of the last fiscal year, there is a decrease of PhP4.5 million due to amortization of insurance premium.

Other current assets:
As compared to the same period of last year, there is an increase of PhP6 million mainly due to Meralco refund due to a tenant. As compared to end of last fiscal year, there is a significant increase of PhP10 million mainly as a result of the recognition of payment to local shareholders for share buyback exercise in year 2008.

Property and Equipment:
Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years. Major improvements are charged to property accounts while maintenance and repairs which do not improve the lives of the assets are expensed as incurred.

There is an increase in balance as compared to the same period of last year due to addition of new assets in connection with the renovation of the hotel. Compared to end of last fiscal year, the drop is due to depreciation for the year.

Accounts payable:
There is a significant drop in this balance by PhP147 million and PhP159 million against last year same period and end of last fiscal year. The reason is similar to the drop in Accounts Receivable (trade). The reason is mainly because of the offsetting of VAT receivable against payable for a tenant. Supreme Court has ruled that this tenant is not subject to VAT.

Due to associated/related companies:
As compared against the same period of last year and end of fiscal year, there is a significant increase of PhP19 million and PhP17 million respectively. The decrease is because the Company has not settled its outstanding balance with the related company.

Other current liabilities:
The variance against end of last fiscal year was PhP9 million and this is a result of the withholding tax on cash dividend paid in December 2007.

Income Statement Analysis For the 6 Months Ended 30 June 2008:

Revenue:
Total revenue increased by PhP45 million or 13% as compared to the same period last year. The increase is observed mainly in all segments of the business.

Room revenue improved by PhP29 million as a result of higher Average Room Rate and occupancy. Occupancy registered an increase from 64% (year 2007) to 69% (year 2008). In year 2007, some of the guestrooms were closed for renovation while there is no such event in 2008. Average Room Rate also increased by PhP251 due to newly renovated rooms which command a higher room rate.

Food and beverage (F&B) business showed an improvement of PhP16 million as compared to the same period of last year. The increase is shown in most of the outlets. Both food covers and average check have increased over the same period of last year.

Cost of Sales:
Cost of sales for F&B registered an increase which is consistent with the increase in revenue.

Gross Profit:
Gross profit is derived after deducting cost of sales from gross revenue. Gross profit as compared to last year registered an increase of PhP41 million as a result of higher revenue.

Operating Expenses:
Operating expenses include among others, payroll and related expenses, utilities, depreciation charges, rental and other fixed expenses. This expense increased by PhP16 million due to higher occupancy, mandated increase in minimum wage rate and cost of energy in year 2008.

Net Operating Income:
This is derived after deducting operating expenses from gross operating profit. The better margin is due to higher revenue.

Non-operating income:
Total non-operating income increased by PhP11 million as compared to the same period of last year. This is due to lower interest income but offset by higher exchange gain of PhP11 million. The peso has weakened significantly this year versus last year against the US dollar in the second quarter of 2008.

Income Statement Analysis For the Second Quarter Ended 30 June 2008:

Revenue:
Total revenue increased by PhP22 million as compared to the same period last year.

Room revenue improved by PhP13 million as a result of higher Average Room Rate and occupancy. With the renovated rooms, the hotel is able to increase the room rates for most clients and this helps to increase the revenue.

Food and beverage (F&B) business showed an improvement of PhP9 million as compared to the same period of last year. This is due to the increase in food covers as compared to the same period of last year. During this quarter, Riviera and Casino are performing better than last year.

Cost of Sales:
Cost of sales for F&B registered an increase as compared to last year. The increase is consistent with the higher F&B revenue.

Gross Profit:
Gross profit is derived after deducting cost of sales from gross revenue. Gross profit as compared to last year is higher by PhP20 million mainly due to higher room and F&B revenues.

Operating Expenses:
Operating expenses include among others, payroll and related expenses, utilities, depreciation charges, rental and other fixed expenses. The increase in operating expenses as compared to the same period last year is due to higher revenue and operating costs. The higher inflation rate has an impact on the hotel operation.

Net Operating Income:
This is derived after deducting operating expenses from gross operating profit. The better margin is due to higher revenue.

Non-operating income:
Total non-operating income increased by PhP10 million as compared to the same period of last year. This is due to the total foreign exchange gain of PhP9 million as compared to a loss of PhP2 million in year 2007.

There are no material event(s) and uncertainties known to management that would address the past and would have an impact on the future operations of the following:

- Any known trends, demands, commitments, events or uncertainties that will have a material impact on the Company's liquidity.
- Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.

- Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.
- Any significant elements of income or loss that did not arise from the Company's continuing operations.
- The causes for any material change(s) (5% or more) from period to period in one or more line items (vertical and horizontal) of the Company's financial statements.
- Any seasonal aspects that had a material effect on the financial condition or results of operations.

Management is not aware of any event that may trigger direct or contingent financial obligations that is material to the Company, including any default or acceleration of an obligation. Management is not aware of any material off-balance sheet transaction, arrangement, obligation (including contingent obligations), and other relationships of the Company with unconsolidated entities or other persons that were created during the first 6 months of 2008.

GRAND PLAZA HOTEL CORPORATION
Balance Sheets
June 30, 2008 and 2007
(With comparative figures for the year ended December 31, 2007)
(In Philippine Pesos)

ASSETS	Unaudited June 30, 2008	Unaudited June 30, 2007	Audited Dec. 31, 2007
Current Assets			
Cash and short-term notes	260,194,905	270,015,363	155,032,369
Accrued interest receivable	132,716	282,473	168,694
Accounts receivable - trade	55,949,546	199,017,351	218,983,053
Accounts receivable - others	6,930,431	1,392,500	2,348,939
Provision for bad debts	(223,413)	(17,746)	(146,645)
Deferred tax assets/(liabilities)	5,111,922	10,213,244	11,760,054
Advances to associated/related companies	21,470,087	23,134,318	17,720,019
Inventories	10,263,065	9,245,936	11,123,158
Prepaid expenses	12,008,379	11,894,979	18,517,069
Creditable withholding tax	134,472	43,749	100,824
Other current assets	28,659,519	34,278,062	18,474,554
Total Current Assets	*400,631,629*	*559,500,227*	*452,320,805*
Property and Equipment	*815,596,128*	*812,573,785*	*818,347,211*
Investment in Stock of Associated Company	*46,052,180*	*45,664,729*	*45,848,645*
Deposit on Lease Contract	*78,000,000*	*78,000,000*	*78,000,000*
Loans Receivable	*15,500,000*	*15,500,000*	*15,500,000*
Other Assets			
Miscellaneous investments and deposits	5,085,791	5,085,791	5,085,791
Others	1,010,000	1,010,000	1,010,000
Total Other Assets	*6,095,791*	*6,095,791*	*6,095,791*
Total Assets	***1,361,875,727***	***1,517,334,531***	***1,416,112,451***

LIABILITIES AND STOCKHOLDERS' EQUITY	Unaudited June 30, 2008	Unaudited June 30, 2007	Dec. 31, 2007
Current Liabilities			
Accounts payable	45,695,845	192,641,438	204,244,322
Accrued liabilities	60,409,359	61,304,060	58,121,331
Rental payable	5,713,030	1,904,343	952,172
Due to associated/related companies	23,776,101	4,858,122	6,007,475
Advances from immediate holding company - net	-	-	-
Refundable deposit	27,362,151	28,468,381	28,392,131
Deferred rental	1,718,464	7,364,845	7,364,845
Dividend payable	-	-	444,999
Income tax payable	21,011,919	18,860,356	25,675,349
Other current liabilities	2,337,777	2,506,919	11,503,656
Total Current Liabilities	*188,024,645*	*317,908,464*	*342,708,281*
Long - Term Liabilities			
Reserves	25,910,739	23,517,837	25,775,768
Total Long - Term Liabilities	*25,910,739*	*23,517,837*	*25,775,768*
Capital Stock			
Authorized - 115,000,000 shares in 2006 and 2005 at P10.00 par value per share			
Capital stock	873,182,699	873,182,699	873,182,699
Premium on capital stock	11,965,904	11,965,904	11,965,904
Paid-in capital in excess of par - Warrants	2,691,614	2,691,614	2,691,614
Treasury stock	(842,785,920)	(697,078,470)	(842,785,920)
Retained earnings/(deficit) - beginning	1,002,576,106	907,461,368	907,465,456
Retained profit/(loss) for the period	100,309,939	77,685,115	165,572,708
Dividend declared	-	-	(70,462,058)
Total Stockholders' Equity	*1,147,940,342*	*1,175,906,230*	*1,047,630,403*
Total Liabilities and Stockholders' Equity	***1,361,875,727***	***1,517,334,531***	***1,416,112,451***

GRAND PLAZA HOTEL CORPORATION
Income Statements
For the years ended June 30, 2008 and 2007
(With comparative figures for the year ended December 31, 2007)
(In Philippine Pesos)

	Unaudited Year-to-date June 30, 2008	Unaudited Year-to-date June 30, 2007	Audited Full Year Dec. 31, 2007
Revenue			
Rooms	197,236,919	168,904,530	354,014,675
Food & Beverage	122,383,507	106,732,497	228,051,537
Other Operated Depts.	2,686,211	3,483,776	7,181,751
Rental Income/Others	56,041,432	54,365,479	110,421,795
Total Revenue	*378,348,069*	*333,486,282*	*699,669,759*
Cost of Sales			
Food & Beverage	34,478,175	29,594,177	62,005,563
Other Operated Depts.	280,130	1,686,808	3,378,134
Total Cost of Sales	*34,758,305*	*31,280,986*	*65,383,697*
Gross Profit	343,589,764	302,205,297	634,286,063
Operating Expenses	205,210,168	189,023,783	385,077,913
Net Operating Income	*138,379,596*	*113,181,514*	*249,208,150*
Non-operating Income/(Loss)			
Interest Income	4,193,044	6,366,352	11,274,535
Dividend Income	74,471	172,956	221,591
Gain/(Loss) on Disposal of Fixed Assets	161,930	582,263	1,138,010
Exchange Gain/(Loss)	11,775,239	(3,077,349)	(12,274,496)
Share in Net Income/(Loss) of Associated Co.	203,535	955,943	1,139,859
Total Non-Operating Income	*16,408,219*	*5,000,166*	*1,499,499*
Net Income/(Loss) Before Tax	154,787,815	118,181,680	250,707,649
Provision for Income Tax	54,477,876	40,496,564	85,134,941
Net Income/(Loss) After Tax	***100,309,939***	***77,685,115***	***165,572,708***
Earnings per share	***1.42***	***1.06***	***2.35***
Diluted earnings per share	***1.42***	***1.06***	***2.35***

Notes:

In June 30, 2008 and December 31, 2007 , total shares outstanding is 70,462,058 shares net of 16,856,212 treasury shares.

In June 30, 2007 total shares outstanding is 73,376,207 shares, net of 13,942,063 treasury shares

GRAND PLAZA HOTEL CORPORATION
Income Statements
For the 2nd quarters ended June 30, 2008 and 2007

(In Philippine Pesos)

	Unaudited 2nd Quarter June 30, 2008	Unaudited 2nd Quarter June 30, 2007
Revenue		
Rooms	95,671,193	82,831,339
Food & Beverage	57,771,938	48,619,423
Other Operated Depts.	1,110,580	1,648,399
Rental Income/Others	27,950,044	27,278,543
Total Revenue	*182,503,755*	*160,377,704*
Cost of Sales		
Food & Beverage	16,944,999	13,904,925
Other Operated Depts.	(378,568)	858,982
Total Cost of Sales	*16,566,431*	*14,763,908*
Gross Profit	165,937,324	145,613,796
Operating Expenses	103,204,014	91,696,323
Net Operating Income	*62,733,310*	*53,917,473*
Non-operating Income/(Loss)		
Interest Income	2,136,179	3,265,076
Dividend Income	12,000	10,810
Gain/(Loss) on Disposal of Fixed Assets	155,080	550,971
Exchange Gain/(Loss)	9,422,459	(2,030,099)
Share in Net Income/(Loss) of Associated Co.	207,859	88,733
Total Non-Operating Income	*11,933,577*	*1,885,492*
Net Income/(Loss) Before Tax	74,666,887	55,802,965
Provision for Income Tax	25,739,105	19,404,085
Net Income/(Loss) After Tax	*48,927,782*	*36,398,880*

GRAND PLAZA HOTEL CORPORATION
Statements of Changes in Equity
For the years ended June 30, 2008 and 2007
(With comparative figures for the year ended December 31, 2007)
(In Philippine Pesos)

	Unaudited June 30, 2008	Unaudited June 30, 2007	Audited Dec. 31, 2007
Balance - beginning	**1,047,630,403**	**1,098,227,203**	**1,098,227,203**
Prior period adjustment	-	(4,089)	
Balance - as adjusted	**1,047,630,403**	**1,098,223,114**	**1,098,227,203**
Net income for the period	100,309,939	77,685,115	165,572,708
Dividends	-	-	(70,462,058)
Retirement of shares	-	-	-
Buyback of shares	-	-	(145,707,450)
Balance - end	***1,147,940,342***	***1,175,908,230***	***1,047,630,403***

GRAND PLAZA HOTEL CORPORATION
Cash Flow Statements
For the years ended June 30, 2008 and 2007
(With comparative figures for the year ended December 31, 2007)
(In Philippine Pesos)

	Unaudited Year-to-date June 30, 2008	Unaudited Year-to-date June 30, 2007	Audited Full Year Dec. 31, 2007
Cash flows from operating activities			
Net income	100,309,939	77,685,115	165,572,708
Adjustments to reconcile net income to net cash provided by operating activities			
Prior period adjustments	-	(4,089)	-
Depreciation and amortization	18,077,134	13,176,776	28,565,678
Equity in net income of associated company	(203,535)	(955,943)	(1,139,859)
Provision for bad debts	223,413	17,746	146,645
Changes in operating assets and liabilities			
(Increase) decrease in			
Accrued interest receivable	35,979	11,885	125,663
Accounts receivable - trade	162,886,861	(1,219,741)	(21,185,443)
Accounts receivable - others	(4,581,493)	712,533	(243,906)
Deferred income tax	6,668,132	261,335	(1,305,475)
Advances to associated company	(3,750,068)	(10,132,003)	(4,717,705)
Advances to immediate holding company	218,717	-	(218,717)
Inventories	860,093	1,431,329	(445,893)
Prepaid expenses	4,508,690	6,730,114	2,108,024
Creditable withholding tax	(33,648)	(25,904)	(82,979)
Other current assets	(10,184,965)	(14,762,504)	1,041,004
Increase (decrease) in			
Accounts payable	(158,548,477)	195,588	11,798,471
Accrued liabilities	2,288,028	3,146,543	(36,186)
Notes payable	-	-	-
Rental payable	4,760,858	941,472	(10,700)
Due to associated company	17,768,626	1,553,183	2,702,536
Refundable deposit	(1,029,981)	1,078,946	1,002,697
Deferred rental - Pagcor	(5,646,381)	(26,134)	(26,134)
Dividend payable	(444,999)	(311,499)	133,500
Income tax payable	(4,663,430)	(5,214,193)	1,600,800
Other current liabilities	(9,165,879)	243,796	9,240,533
	120,353,614	74,534,351	194,625,263
Cash flows from investing activities			
Acquisition of property and equipment - net	(15,326,051)	(40,100,214)	(61,262,543)
Dividend (declared)/received	-	-	(70,462,058)
(Receipts)/Payments relating to other assets	-	33,000	33,000
Buyback of shares - net	-	-	(145,707,450)
	(15,326,051)	(40,067,214)	(277,399,051)
Cash flows from financing activities			
Increase/(Decrease) in reserves	134,972	(2,294,476)	(36,546)
	134,972	(2,294,476)	(36,546)
Net increase in cash and short-term notes	105,162,536	32,172,661	(82,810,333)
Cash and short-term notes, Beginning	155,032,369	237,842,702	237,842,702
Cash and short-term notes, Ending	260,194,905	270,015,363	155,032,369

GRAND PLAZA HOTEL CORPORATION
Cash Flow Statements
For the 2nd quarters ended June 30, 2008 and 2007
(In Philippine Pesos)

	Unaudited 2nd quarter June 30, 2008	Unaudited 2nd quarter June 30, 2007
Cash flows from operating activities		
Net income	48,927,782	36,398,880
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	8,990,326	6,648,247
Equity in net income of associated company	(207,859)	(88,733)
Provision for bad debts	223,413	17,746
Changes in operating assets and liabilities		
(Increase) decrease in		
Accrued interest receivable	26,200	(14,579)
Accounts receivable - trade	174,499,004	4,849,164
Accounts receivable - others	(5,116,660)	(44,984)
Deferred income tax	2,506,673	(2,534,857)
Input tax	-	-
Advances to associated company	(2,562,560)	(7,376,573)
Advances to immediate holding company	377,051	182,132
Inventories	374,726	(729,046)
Prepaid expenses	1,799,685	2,238,663
Creditable withholding tax	(53,890)	(29,319)
Other current assets	(17,979,051)	(20,576,420)
Advances to/from THHM	-	-
Increase (decrease) in		
Accounts payable	(156,487,351)	1,331,806
Accrued liabilities	681,526	2,259,154
Notes payable	-	-
Rental payable	2,856,515	(1,915,043)
Due to associated company	10,719,071	(6,824,707)
Advances from immediate holding company - net	-	-
Advances from intermediate holding company	-	-
Refundable deposit	527,513	1,642,968
Deferred rental - Pagcor	(22,094,535)	(22,094,535)
Due to City e-Solutions Limited *(formerly CHIL)*	-	-
Due to Byron	-	-
Dividend payable	(444,999)	(311,499)
Output tax	-	-
Income tax payable	323,758	4,464,418
Other current liabilities	27,052	251,143
	47,913,389	(2,255,976)
Cash flows from investing activities		
Acquisition of property and equipment - net	(4,216,103)	(31,872,097)
Dividend (declared)/received	-	-
(Receipts)/Refund of deposit on lease contract	-	-
(Receipts)/Payments relating to other assets	-	30,000
Retirement of treasury stocks	-	(4,089)
Buyback of shares	-	-
	(4,216,103)	(31,846,186)
Cash flows from financing activities		
Increase/(Decrease) in reserves	(365,345)	(1,922,812)
	(365,345)	(1,922,812)
Net increase in cash and short-term notes	43,331,941	(36,024,974)
Cash and short-term notes, Beginning	216,862,963	306,040,337
Cash and short-term notes, Ending	260,194,905	270,015,363

Grand Plaza Hotel Corporation

Aging Report As At 30 June 2008

Customer Type	0 to 8 days	9 to 30 days	31 to 60 days	61 to 90 days	91 to 120 days	Over 120 days	Total	%
Airlines	715,997	1,277,206	931,140				2,924,343	8.07%
Credit card	1,236,331						1,236,331	3.41%
PAGCOR	3,588,319	4,728,010	3,207,565				11,523,894	31.79%
Individual - local							-	0.00%
Company - local	1,050,597	1,403,585	4,812,241	3,871,085	238,726	194,825	11,571,059	31.92%
Overpayment	(11,143)	(22,386)	(64,246)	(83,663)	(65,826)	(760,529)	(1,007,795)	-2.78%
Permanent accounts	31,663	24,329	12,998	2,288	2,274	11,000	84,552	0.23%
Employee charges							-	0.00%
Travel Agent - Local	1,693,578	2,421,858	1,282,820				5,398,256	14.89%
Temporary credit	585,069	1,029,181	488,532				2,102,782	5.80%
Travel Agent - Foreign	1,191,649	1,079,663	141,389				2,412,701	6.66%
TOTAL	10,082,060	11,941,445	10,812,439	3,789,709	175,174	(554,704)	36,246,124	100.00%
%	27.82%	32.95%	29.83%	10.46%	0.48%	-1.53%	100.00%	

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-Aug-2008 17:11:56
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Second Quarter and Half Year Results for the period ended 30 June 2008
Description	Please see attached the second quarter and half year results announcement for the period ended 30 June 2008 released by Millennium & Copthorne Hotels plc on 7 August 2008.
Attachments	MnC_2008Half_Year_Results.pdf Total size = **315K** (2048K size limit recommended)

For immediate release 7 August 2008

MILLENNIUM
HOTELS AND RESORTS
MILLENNIUM • COPTHORNE
You are the Centre of Our World

MILLENNIUM & COPTHORNE HOTELS PLC

INTERIM MANAGEMENT REPORT
Second quarter and half year results to 30 June 2008

Millennium & Copthorne Hotels plc today announces second quarter and half year results to 30 June 2008 together with a trading update. The Group owns, manages and franchises a portfolio of hotels located in the United States, Europe, Middle East, Asia and New Zealand.

PERFORMANCE HIGHLIGHTS

Second quarter

- Revenue growth of 2.1% (constant currency)[1] to £177.7m; Hotel revenue growth of 4.8% (constant currency)[1] to £176.1m
- Group RevPAR[#] up by 4.9% (constant currency)[1] to £58.19
- Hotel gross operating profit up 8.0% to £70.0m (2007: £64.8m) and gross operating margin improved 0.2 percentage points to 39.8% (2007: 39.6%)
- Property operations recorded a loss of £0.6m compared with a £2.2m profit in 2007
- Headline profit before tax up 3.7% to £36.4m (2007: £35.1m) [2]
- Headline operating profit down 0.5% to £39.5m (2007: £39.7m) [2]
- Profit before tax up 8.2% to £38.3m

First half

- Revenue growth of 2.2% (constant currency)[1] to £338.4m; Hotel revenue growth of 4.9% (constant currency)[1] to £334.5m
- Group RevPAR[#] up by 6.0% (constant currency)[1] to £54.91; Group RevPAR[#] up by 8.3% (reported currency)[1] to £54.91
- Hotel gross operating profit up 9.8% to £126.0m (2007: £114.8m) and gross operating margin improved 0.8 percentage points to 37.7% (2007: 36.9%)
- Property operations recorded a loss of £0.2m compared with a £4.5m profit in 2007
- Headline operating profit up 6.1% to £67.6m (2007: £63.7m) [2]
- Profit before tax up 9.2% to £60.3m; Headline profit before tax up 9.2% to £58.4m (2007: £53.5m) [2]
- Basic earnings per share down 24.4% to 13.6p (2007: 18.0p); Headline earnings per share up 13.2% to 12.9p (2007: 11.4p)[3]
- Interim dividend of 2.08p maintained
- Interest cover was 13.7 times, with gearing down to 17.7% from 18.3%
- Opened three hotels in China and four hotels in the Middle East

Commenting today, Mr Kwek Leng Beng, Chairman said:

"Our half year 2008 results are in line with the Board's expectations. Excluding property operations in Australasia where there is a slowdown in general market conditions, the Group profit before tax increased by 17.1%. Within the hotel operations, strong performance in Singapore, New York and London was offset by slower growth in Regional UK and New Zealand and the impact of refurbishing our hotels in Boston and Chicago. In particular, Singapore has experienced healthy growth with a RevPAR increase of 33.3% over last year.

Going forward, we note that the rate of growth has slowed in Asia in June and July 2008. In this uncertain economic environment, it is imperative that the Group remains ever more vigilant in controlling costs and be able to react quickly to the changing market conditions. Meanwhile, the RevPAR growth trend of the second quarter has continued into the third quarter with RevPAR up by 6.7% in the month of July."

Outlook

Going forward, we note that the rate of growth has slowed in Asia in June and July 2008. In this uncertain economic environment, it is imperative that the Group remains ever more vigilant in controlling costs and be able to react quickly to the changing market conditions. Meanwhile, the RevPAR growth trend of the second quarter has continued into the third quarter with RevPAR up by 6.7% in the month of July.

The Board believes that the Group, with its diversified geographical spread, strong balance sheet and low gearing, is in a position to take advantage of any attractive opportunities that may arise.

Kwek Leng Beng
Chairman
6 August 2008

CHAIRMAN'S STATEMENT

Our half year 2008 results are in line with the Board's expectations. Excluding property operations in Australasia where there is a slowdown in general market conditions, the Group profit before tax increased by 17.1%. Within the hotel operations, strong performance in Singapore, New York and London was offset by slower growth in Regional UK and New Zealand and the impact of refurbishing our hotels in Boston and Chicago. In particular, Singapore has experienced healthy growth with a RevPAR increase of 33.3% over last year.

Financial Performance
Profit before tax increased by 9.2% to £60.3m as compared with £55.2m for 2007. Headline profit before tax, the Group's measure of underlying profit before tax, also increased by 9.2% from £53.5m to £58.4m. Both of these measures have been impacted by a marked fall in revenue from the Group's property operations, in particular those relating to the Australasia region where the real estate market continues to remain soft. Group property revenue fell by £7.4m resulting in a fall in profit of £4.7m.

Headline earnings per share increase by 13.2% to 12.9p (2007: 11.4p).

Hotel reported revenue was £334.5m or 7.5% higher than the 2007 revenue of £311.1m. Hotel revenue, at constant rates of exchange, grew by £15.6m or 4.9% with the impact of strong demand in Singapore and New York being offset by refurbishing hotels in Boston and Chicago.

Group RevPAR for the half year increased by 6.0% to £54.91 and average room rate grew by 8.1% to £76.47, both at constant rates of exchange with Group occupancies falling by 1.4 percentage points. Hotel gross operating profit increased by 9.8% to £126.0m (2007: £114.8m) and gross operating margin improved 0.8 percentage points to 37.7% (2007: 36.9%).

Dividend
The Board is recommending an interim dividend of 2.08p per share (2007: 2.08p).

Developments

Expansion in Asia continues. In China the Millennium Harbourview Hotel Xiamen, a 352-room property, was contracted under a franchise agreement in January 2008. The hotel was formerly the Crowne Plaza Harbourview Hotel Xiamen. In April 2008 the Group opened its fourth Grand Millennium property, the 521-room Grand Millennium Beijing in China, and in May 2008 the Copthorne Hotel Qingdao, a 453-room property, was contracted under a franchise agreement. The hotel was formerly Hotel Equatorial Qingdao. The Group has in total four properties in China. A further two hotels operating under management contracts will open in China later this year in Chengdu and Wuxi.

In the Middle East the Group opened four new properties under management contracts in the first half under three brands which are all new to the Middle East. The first property is the Grand Millennium Dubai which is the third property in the Group to be launched under the Grand Millennium brand. With 352 rooms, the Grand Millennium Dubai combines world class business and leisure facilities, offering guests an unprecedented level of service. The second is the Copthorne Hotel Dubai which has 163 rooms offering views over Dubai Creek and surrounding parks from private balconies. The third is the Al Jahrah Copthorne Hotel & Resort, the Group's first property in Kuwait. The Group opened its fourth property, the 108-room Kingsgate Abu Dhabi Hotel marking the first property trading under the Kingsgate brand outside of New Zealand.

The Group also announced the signing of a further eight management contracts, with seven in the United Arab Emirates and one in Kuwait. These properties are due to open between 2009 and 2011 and account for almost 2,300 additional rooms. This brings the number of rooms in the Group's worldwide pipeline to 5,517 rooms (19 hotels).

In January, the Group commenced a combined US$50.0m (£25.1m) renovation project at the Millennium Bostonian in Boston and the Millennium Knickerbocker in Chicago to completely transform both hotels to bring a stylish, high quality upscale look to both properties. Completion of both hotels is expected in August 2008 with the exception of the Knickerbocker lobby area that is due to be completed in the first quarter of 2009.

Disposal of CDL Hotels (Korea) Limited

On 24 June 2008, the Group announced the proposed disposal of CDL Hotels (Korea) Limited, a wholly owned subsidiary of M&C with one principal asset, namely the Millennium Seoul Hilton Hotel. The total sale consideration for the 100% holding in the issued share capital in CDL Hotels (Korea) Limited has been agreed at KRW 468.6 billion (or approximately £232.6 million based on an exchange rate of £1 to KRW 2,014.9), subject to certain completion adjustments. Details of the transaction are contained in the circular dated 22 July 2008 sent to shareholders for approval at an extraordinary general meeting to be held today. Completion of the proposed disposal is expected to take place on 30 September 2008 (or such other date as the parties shall agree).

Outlook

Going forward, we note that the rate of growth has slowed in Asia in June and July 2008. In this uncertain economic environment, it is imperative that the Group remains ever more vigilant in controlling costs and be able to react quickly to the changing market conditions. Meanwhile, the RevPAR growth trend of the second quarter has continued into the third quarter with RevPAR up by 6.7% in the month of July.

The Board believes that the Group, with its diversified geographical spread, strong balance sheet and low gearing, is in a position to take advantage of any attractive opportunities that may arise.

Kwek Leng Beng
Chairman
6 August 2008

To the members of Millennium & Copthorne Hotels plc

This interim management report ("IMR") has been prepared solely to provide additional information to enable shareholders to assess the Company's strategies and the potential for those strategies to be fulfilled. It should not be relied upon by any other party or for any other purpose.

The IMR contains certain forward-looking statements. Such statements are made by the Directors in good faith based on the information available to them at the time of their approval of this report, and they should be treated with caution due to the inherent uncertainties underlying such forward-looking information.

The IMR has been prepared for the Group as a whole and therefore gives greatest emphasis to those matters which are significant to Millennium & Copthorne Hotels plc and its subsidiary undertakings when viewed as a whole. The IMR discusses the following aspects of the business: operations; long-term strategy and business objectives; the results for the half year ended 30 June 2008; risks and uncertainties facing the Group during the second half of the 2008 financial year, and the future outlook for the Group.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended 30 June 2008 £m	Three months ended 30 June 2007 £m	**Half year ended 30 June 2008 £m**	Half year ended 30 June 2007 £m	Year ended 31 December 2007 £m
Financial Information					
Revenue	**177.7**	169.3	**338.4**	322.4	669.6
Operating profit	**38.8**	38.9	**64.5**	62.4	171.5
Profit before tax	**38.3**	35.4	**60.3**	55.2	157.4
Profit for the period	**29.0**	43.6	**45.3**	58.4	159.5
Basic earnings per share (pence)	**8.8p**	13.8p	**13.6p**	18.0p	50.7p
Performance reporting					
Hotel gross operating profit	**70.0**	64.8	**126.0**	114.8	248.7
Hotel operating profit	**39.7**	37.1	**66.9**	58.9	140.5
Headline operating profit	**39.5**	39.7	**67.6**	63.7	140.2
Headline profit before tax	**36.4**	35.1	**58.4**	53.5	118.3
Headline earnings per share (pence)	**8.2p**	7.6p	**12.9p**	11.4p	30.9p
Net debt [1]			**263.3**	235.7	262.1
Gearing (%)			**17.7%**	18.0%	18.3%
Operational					
RevPAR growth at constant rates of exchange[2]	**4.9%**	9.3%	**6.0%**	8.9%	9.7%
Occupancy movement (percentage points)	**(0.8%)**	(0.2%)	**(1.4%)**	-	(0.4%)
Average room rate growth at constant rates of exchange[2]	**6.1%**	9.6%	**8.1%**	8.9%	10.1%
Hotel revenue growth at constant rates of exchange[2]	**4.8%**	10.1%	**4.9%**	10.4%	9.0%
Hotel operating profit growth at constant rates of exchange[2]	**5.3%**	19.8%	**11.1%**	22.7%	22.1%

[1] Refer to note 11 of the Interim management report
[2] For comparability, statistics for three months and six months ended 30 June 2007 have been translated at average exchange rates for the period ended 30 June 2008

Second quarter overview

For the second quarter to 30 June 2008, profit before tax increased by 8.2% to £38.3m (2007: 35.4m). Headline profit before tax, the Group's measure of underlying profit before tax, increased by 3.7% from £35.1m to £36.4m. Headline operating profit declined by 0.5% to £39.5m. These measures have been impacted by the poor performance of the property operations.

Basic earnings per share were 8.8p, down 36.2% (2007: 13.8p) with headline earnings per share at 8.2p showing a 7.9% increase on the prior year (2007: 7.6p).

Summary of half year performance
Profit before tax increased by 9.2% to £60.3m as compared with £55.2m for 2007. Headline profit before tax, the Group's measure of underlying profit before tax, increased by 9.2% from £53.5m to £58.4. Both of these measures have been impacted by a marked fall in revenue from the Group's property operations, in particular those relating to the Australasia region where the real estate market continues to remain soft. Property revenue fell by £7.4m resulting in a fall in profit of £4.7m

Basic earnings per share were 13.6p, down 24.4% (2007: 18.0p) with headline earnings per share up 13.2% at 12.9p (2007: 11.4p). Hotel gross operating profit increased by 9.8% to £126.0m (2007: £114.8m) and gross operating margin improved 0.8 percentage points to 37.7% (2007: 36.9%).

Revenue
Group reported revenue was £338.4m or 5.0% higher than the 2007 revenue of £322.4m. In constant currency terms, Group revenue increased by 2.2% to £338.4m. The effect of translating the 2007 half year revenue at 2008 average exchange rates is to increase 2007 reported revenue by £8.6m, and hence reduce the growth rate between 2008 and 2007, driven mainly by a strengthening of the Singapore dollar, New Zealand dollar and Euro, offset by a weakening US dollar.

Hotel reported revenue was £334.5m or 7.5% higher than the 2007 revenue of £311.1m. Hotel revenue, at constant rates of exchange, grew by £15.6m or 4.9% with the impact of strong demand in New York and Singapore being offset by refurbishing hotels in Boston and Chicago.

Group RevPAR for the half year increased by 6.0% to £54.91 and average room rate grew by 8.1% to £76.47, both at constant rates of exchange with Group occupancies falling by 1.4 percentage points. Whilst the Group's strategy continues to be one of driving rates at the expense of occupancy in the appropriate markets, there has been evidence of falling demand in some of the weaker markets in the Group's portfolio. Hotel gross operating profit increased by 9.8% to £126.0m (2007: £114.8m) and gross operating margin improved 0.8% percentage points to 37.7% (2007: 36.9%).

Headline operating profit
Headline operating profit is the Group's measure of the underlying profit before interest and tax. It includes the operating results of joint ventures and associates but excludes other operating income (of Group and share of joint ventures and associates). Headline operating profit for the period grew by 6.1% from £63.7m to £67.6m. Consistent with the impact on revenue, currency movements had a £1.7m positive impact on headline operating profit. Excluding the effect of currency movement, headline operating profit grew 3.5% over last year.

Share of profit in joint ventures and associates
In 2008 the Group's share of operating profit of joint ventures and associates decreased by £0.7m (11.1%) compared with 2007. This primarily reflected the exchange losses in CDL Hospitality Trust ('CDLHT'), start up costs at the Grand Millennium Beijing in which the Group has a 30% effective interest, and which opened in April 2008 as well as losses from First Sponsor Capital Limited (the Group's associate with business undertaking in China formed in September 2007). These were offset by increased operating profits from CDLHT and New Unity (the Group's Hong Kong joint venture).

Other operating income
Other operating income of the Group for 2008 of £1.3m related to a gain on acquiring minority interests at a discount to fair value. The other operating income for 2007 of £1.4m consisted of a £1.0m release of property tax provision set aside on the acquisition of Regal Hotels in 1999 and a £0.4m profit on the disposal of stapled securities in CDLHT.

Taxation
The total Group income tax expense excluding the income tax relating to joint ventures and associates is £15.0m (2007: £3.2m tax credit). The estimated annual effective rate applied to profit before tax excluding the Group's share of joint ventures and associates profits is 27.4%. (2007: 30.1% excluding the Group's share of joint venture and associate profits and the impact of tax credit adjustments arising from changes in tax legislation and tax rates). The decrease in effective tax rate is principally due to the different geographical mix of business in the two periods. The 2007 income tax includes a tax credit of £17.9m comprising a change in UK tax legislation and reduction in tax rates.

A tax charge of £1.2m (2007: £0.6m) relating to joint ventures and associates is included in the reported profit before tax.

Net finance expense
The net finance expense of £4.2m was £3.0m lower than that of 2007. The interest cover ratio, excluding share of results of joint ventures and associates and other operating income improved from 7.6 times in 2007 to 13.7 times in 2008. The reduction in net finance cost of £3.0m principally reflects a £2.0m exchange gain and lower cost of debt.

Earnings per share
Basic earnings per share reduced by 4.4p to 13.6p (2007: 18.0p). Headline earnings per share increased by 1.5p to 12.9p (2007: 11.4p). The table below reconciles basic earnings per share to headline earnings per share.

	Half year ended 30 June 2008 pence	Half year ended 30 June 2007 pence
Reported basic earnings per share	**13.6**	18.0
Other operating income		
- Group	**(0.5)**	-
- Share of joint ventures and associates	**(0.2)**	(0.1)
Release of property tax provision	-	(0.3)
Change in tax legislation on hotel tax allowances	-	(4.5)
Change in tax rates on opening deferred taxes	-	(1.7)
Headline earnings per share	**12.9**	11.4

Dividend
The Board recommends an interim dividend of 2.08p per share. The interim dividend will be paid on 8 October 2008 to those shareholders on the register at the close of business on 15 August 2008. The ex-dividend date of the Company's shares is 13 August 2008.

PERFORMANCE BY REGION

For comparability, the following regional review is based on calculations in constant currency whereby 30 June 2007 average room rate, RevPAR, revenue, gross operating profit and headline operating profit have been translated at average exchange rates for the half year ended 30 June 2008.

UNITED STATES

New York
RevPAR increased by 5.9% to £123.76 (2007: £116.86 at constant rates of exchange). Rate continues to remain the primary driver of this increase, with all three hotels posting a combined average rate of £147.33, a 5.5% increase (2007: £139.62). Overall occupancy showed a small increase of 0.3 percentage points, arising from an increased occupancy at the Millennium Broadway offset by lower occupancies at our other two New York properties. The benefits of this rate driven strategy was to drive gross operating profit margins up 0.5 percentage points to 37.6% (2007: 37.1%).

Regional US
RevPAR fell by 5.7% to £30.53 (2007: £32.37). This was primarily due to two major renovation projects at the Millennium Bostonian Hotel Boston and the Millennium Knickerbocker Hotel Chicago, with a combined room count loss of just over 55,000 room nights. Excluding both these properties from 2007 and 2008 statistics would have increased RevPAR by 4.2% to £30.36 (2007: £29.13), driven by a 5.2% increase in rate to £47.43 (2007: £45.10) and a small fall in occupancy of 0.6 percentage points to 64.0%.

EUROPE

London
RevPAR increased by 4.4% to £81.80 (2007: £78.34). This was driven by a 6.3% increase in average rate to £99.03 (2007: £93.15) but at the expense of a 1.5 percentage point fall in occupancy to 82.6% (2007: 84.1%). Average rate increased in all five properties although this was at the expense of occupancy at four of these properties.

Rest of Europe
RevPAR increased by 2.2% to £56.48 (2007: £55.25). Occupancy fell by 0.9 percentage points, but average rate increased by 3.5% to £79.66 (2007: £76.95).

Regional UK
Demand remains weak throughout the region and nine out of the eleven properties experienced lower occupancy levels resulting in an overall decrease in occupancy of 4.7 percentage points. Average rate increased modestly by 3.6% to £74.44 (2007: £71.88). The resultant RevPAR fell by 2.7% to £54.12 (2007: £55.64).

France & Germany
RevPAR increased by 10.3% to £60.29 (2007: £54.87) driven by both increased average rate and occupancy. Occupancy increased by 5.2 percentage points to 68.1% (2007: 62.9%) while rate increased by 1.9% to £88.53 (2007: £86.91). The strongest growth has arisen in Germany where new theatre productions at Stuttgart and trade fairs in Hannover have helped increase occupancy and rate.

ASIA
RevPAR increased by 17.0% to £57.46 (2007: £49.12) driven by a 16.1% increase in average rate to £75.21 (2007: £64.80) and modest occupancy growth of 0.6 percentage points to 76.4%.

Singapore
Singapore has continued to show strong growth although this has slowed down slightly in the second quarter. The first half RevPAR has increased by 33.3% to £73.15 (2007: £54.87) driven by a 34.6% increase in average rate to £86.36 (2007: £64.18), offset by a fall in occupancy from 85.5% to 84.7%

Rest of Asia
RevPAR increased by 1.9% to £45.66 (2007: £44.79). This was driven by occupancy increasing by 2.3 percentage points to 70.1% due primarily to the refurbishment of the Grand Millennium Kuala Lumpur and offset by weakening markets in Seoul and Taipei.

CDLHT
At 30 June 2008, the Group had a 38.6% interest in CDLHT, a Singapore-listed REIT and it also acts as manager of the REIT. Both our REIT management fee and share of profits increased year on year by a combined 14.3% (before last year's £0.4m gain on disposal of stapled securities). Last year also benefited from a £0.4m fee relating to the acquisition of the Novotel Clark Quay.

AUSTRALASIA
Hotels
RevPAR increased by 4.6% to £33.12 (2007: £31.66). This was achieved through a 6.0% increase in average rate to £47.79 (2007: £45.10) but with a small 0.9 percentage point fall in occupancy to 69.3%. Much of this RevPAR growth comes from the Copthorne Hotel Wellington Oriental Bay, which underwent an extensive refurbishment last year. Overall RevPAR would have declined by 0.3% with this hotel excluded from both 2007 and 2008 figures.

Property Operations
In constant currency, profits from the Group's New Zealand landbank and sale of Zenith apartments in Sydney fell by £4.0m to £0.6m. This principally reflected the credit crunch and a slow down in the general property market conditions in New Zealand.

FINANCIAL POSITION AND RESOURCES
Balance Sheet

	As at 30 June 2008 £m	As at 31 December 2007 £m	Change £m
Property, plant, equipment and lease premium prepayment	**1,709.9**	1,799.0	(89.1)
Investment properties	**61.2**	58.2	3.0
Investments in and loans to joint ventures and associates	**290.5**	253.0	37.5
Other non-current assets	**4.9**	4.8	0.1
Non-current assets	**2,066.5**	2,115.0	(48.5)
Current assets excluding cash and assets classified as held for sale	**143.5**	142.9	0.6
Assets classified as held for sale and associated liabilities (excluding net debt)	**111.5**	-	111.5
Provisions and other liabilities excluding interest bearing loans, bonds and borrowings and liabilities associated with assets classified as held for sale	**(258.6)**	(236.3)	(22.3)
Net debt	**(263.3)**	(262.1)	(1.2)
Deferred tax liabilities	**(193.0)**	(205.8)	12.8
Net assets	**1,606.6**	1,553.7	52.9
Equity attributable to equity holders of the parent	**1,484.1**	1,423.5	60.6
Minority interest	**122.5**	130.2	(7.7)
Total equity	1,606.6	1,553.7	52.9

Non-current assets

Property, plant, equipment and lease premium prepayment
Property, plant, equipment and lease premium prepayment decreased by £89.1m. The main contributor to the decrease was the reclassification of £126.3m of property, plant and equipment of CDL Hotels (Korea) Limited as 'assets classified as held for sale' (refer to note 12 of notes to the condensed consolidated interim financial statements). The Group also invested £14.0m on buying the freehold interest of the Copthorne Hotel Auckland Harbour City and incurred £11.3m as part of a US$50m renovation project at the Millennium Bostonian in Boston and the Millennium Knickerbocker in Chicago to completely transform both properties.

Investments in and loans to joint ventures and associates
The increase in investments in and loans to joint ventures and associates of £37.5m comprise additional investments in First Sponsor Capital Limited of £23.0m and CDLHT of £1.7m (management fees paid in stapled units), an attributable share of profit for the period of £5.6m, foreign exchange translation adjustments of £12.5m less dividends received of £5.3m.

Assets classified as held for sale and associated liabilities (excluding net debt)

An agreement has been reached with Kangho AMC Co. to dispose of the Group's 100% holding in CDL Hotels (Korea) Limited, with completion of the transaction expected to take place on 30 September 2008 (or such other date as the parties shall agree).

Assets classified as held for sale and associated liabilities represent the net assets of CDL Hotels (Korea) Limited which owns the hotel business undertaking of the Millennium Seoul Hilton Hotel and which have been consolidated in the financial statements of the Group, they exclude £19.4m of shareholder loan from fellow subsidiary (CDL Hotels (Labuan) Limited) which would be repaid to the Group by the buyer on completion of the disposal. Net debt of £26.6m has been excluded from the net assets held for sale figure above and instead included in the Group net debt figure.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow and net debt
At 30 June 2008 the Group's net debt was £1.2m higher than at 31 December 2007 at £263.3m.The factors contributing to this increase are shown in the table below.

	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m
Cash flows from operating activities before changes in working capital, provisions, interest and tax	**72.9**	70.9
Changes in working capital and provisions	**(12.6)**	(2.8)
Interest and tax	**(19.4)**	(15.5)
Acquisition of property, plant and equipment	**(36.4)**	(29.8)
Proceeds from sale of property, plant and equipment	**0.3**	0.1
Free cash flow	**4.8**	22.9
Investment in joint ventures and associates	**(24.7)**	-
Increase in loan to joint venture	**-**	(0.6)
Deposit received on future subsidiary sale - CDL Hotels (Korea) Limited	**28.8**	-
Dividends from associates	**5.3**	2.7
Dividends paid - to equity holders of the parent	**(8.7)**	(7.6)
- to minority interests	**(3.2)**	(2.2)
Other movements	**(3.5)**	9.5
(Increase)/decrease in net debt	**(1.2)**	24.7
Opening net debt	**(262.1)**	(260.4)
Closing net debt	**(263.3)**	(235.7)

The Group invested £36.4m in its properties including £11.3m renovating its hotels in Boston and Chicago as previously noted. The Group also received £28.8m as cash deposit for the sale of CDL Hotels (Korea) Limited. The remainder of the sale consideration will be paid in cash on completion.

Free cash flow is defined as the net increase in cash and cash equivalents less flows from financing activities and flows from the acquisitions or disposal of subsidiaries/operations, joint ventures or associates. It is a Non-GAAP measure since it

is not defined under IFRS, but is used by management in order to assess operational performance. A reconciliation of net cash flow from operating activities, the closest equivalent GAAP measure, to free cash flow is provided below:

	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m
Net cash from operating activities	**40.9**	52.6
Proceeds from sale of property, plant and equipment	**0.3**	0.1
Acquisition of property, plant and equipment	**(36.4)**	(29.8)
Free cash flow	**4.8**	22.9

Financial structure
Interest cover ratio, excluding share of results of joint ventures and associates and other operating income improved from 7.6 times in 2007 to 13.7 times in 2008. The reduction in net finance cost of £3.0m principally reflects a £2.0m exchange rate gain and lower cost of debt.

At 30 June 2008, the Group had £151.2m of undrawn and committed facilities available, including a committed revolving credit facilities which provides the Group with the financial flexibility to draw and repay loans at will, and to react swiftly to investment opportunities. The Group also has £44.9m of uncommitted facilities.

The net book value of the Group's unencumbered properties as at 30 June 2008 was £1,662.8m (31 December 2007: £1,611.9m).

At 30 June 2008 total borrowing amounted to £409.9m of which £63.4m was drawn under £84.6m of secured bank facilities.

Net proceeds from the proposed disposal of CDL Hotels (Korea) Limited is estimated at £190m (at an exchange rate of £1 to KRW 2,033.96 prevailing at 30 June 2008). It is intended that the proceeds from the aforementioned disposal will be applied for one or more of the following purposes:

- to pay down existing debt;
- to provide resources to invest in opportunities (including acquisitions) as they arise; and/or
- to earn income from the Group's increased cash resources.

Future funding
With the Group's modest gearing levels, high interest cover, £151.3m of undrawn and committed facilities, the anticipated balance of net sale proceeds from CDL Hotels (Korea) of approximately £190m, the Group is confident that it will be able to finance its planned capital commitments.

Pension plans
The Group's major defined benefit plans are those operated in the UK, Korea and Taiwan. Due to their relatively small size and cost to obtain, no formal professional actuarial valuation was obtained for interim purposes. Values attributed to the plans were evaluated by extrapolation of latest information from the actuary. No actuarial gains or losses arising in respect of those plans were deemed necessary.

Related parties
Details of the Group's related party relationships are set out in note 13 to this interim management report.

RISKS AND UNCERTANTIES

As with any business, the Group faces a number of risks and uncertainties in the course of its day to day operations. By effectively identifying and managing these risks, it is able to improve returns, thereby adding value for shareholders.

The full range of risks and uncertainties facing the Group is discussed at length in the Group's 2007 annual report (a copy of which is available on the Company's website at www.millenniumhotels.com) and these still remain the most likely areas of potential risk and uncertainty with the position largely unchanged from that set out in the 2007 annual report where the following areas were covered:

- litigation
- intellectual property rights and brands
- management agreements
- key personnel

- events that adversely impact domestic or international travel
- information technology systems and infrastructure
- property ownership
- insurance
- political and economic developments
- tax and treasury risk
- the hotel industry supply and demand cycle
- ability to borrow and satisfy debt covenants

In the view of the Board, these principal risks and uncertainties are equally applicable to the remaining six months of the financial year as they were to the six months under review.

Kwek Leng Beng
Chairman
6 August 2008

Condensed consolidated interim income statement (unaudited)
for the half year ended 30 June 2008

	Notes	Three months ended 30 June 2008 £m	Three months ended 30 June 2007 £m	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m	Year ended 31 December 2007 £m
Revenue		**177.7**	169.3	**338.4**	322.4	669.6
Cost of sales		**(70.9)**	(68.3)	**(139.1)**	(135.7)	(284.8)
Gross profit		**106.8**	101.0	**199.3**	186.7	384.8
Administrative expenses		**(72.1)**	(65.7)	**(141.7)**	(132.0)	(271.7)
Other operating income	5	**1.3**	-	**1.3**	1.4	13.8
		36.0	35.3	**58.9**	56.1	126.9
Share of profit of joint ventures and associates		**2.8**	3.6	**5.6**	6.3	44.6
Analysed between:						
Operating profit before other income		**4.8**	4.4	**10.0**	9.0	20.1
Other operating income		**0.6**	0.3	**0.6**	0.3	32.3
Interest, tax and minority interests	6	**(2.6)**	(1.1)	**(5.0)**	(3.0)	(7.8)
Operating profit		**38.8**	38.9	**64.5**	62.4	171.5
Analysed between:						
Headline operating profit	3, 11	**39.5**	39.7	**67.6**	63.7	140.2
Other operating income - Group	5	**1.3**	-	**1.3**	1.4	13.8
Other operating income - Share of joint ventures and associates		**0.6**	0.3	**0.6**	0.3	32.3
Impairment (included within administrative expenses)		**-**	-	**-**	-	(7.0)
Share of interest, tax and minority interests of joint ventures and associates	6	**(2.6)**	(1.1)	**(5.0)**	(3.0)	(7.8)
Finance income		**4.8**	2.3	**9.1**	4.5	12.3
Finance expense		**(5.3)**	(5.8)	**(13.3)**	(11.7)	(26.4)
Net finance expense		**(0.5)**	(3.5)	**(4.2)**	(7.2)	(14.1)
Profit before income tax		**38.3**	35.4	**60.3**	55.2	157.4
Income tax (expense)/credit	7	**(9.3)**	8.2	**(15.0)**	3.2	2.1
Profit for the period		**29.0**	43.6	**45.3**	58.4	159.5
Attributable to:						
Equity holders of the parent		26.3	40.5	40.4	52.7	149.4
Minority interests		2.7	3.1	4.9	5.7	10.1
		29.0	43.6	45.3	58.4	159.5
Basic earnings per share (pence)	8	**8.8**	13.8	**13.6**	18.0	50.7
Diluted earnings per share (pence)	8	**8.8**	13.7	**13.6**	17.9	50.6

The financial results above all derive from continuing activities.

Condensed consolidated interim statement of recognised income and expense (unaudited)
for the half year ended 30 June 2008

	Notes	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m	Year ended 31 December 2007 £m
Foreign exchange translation differences		31.3	(1.9)	17.4
Actuarial (losses)/gains arising in respect of defined benefit pension		-	(1.7)	0.7
Income tax on income and expense recognised directly in equity	7	-	2.9	2.6
Income and expense recognised directly in equity		31.3	(0.7)	20.7
Profit for the period		45.3	58.4	159.5
Total recognised income and expense for the period	10	76.6	57.7	180.2
Attributable to:				
Equity holders of the parent	10	68.5	47.6	162.7
Minority interests	10	8.1	10.1	17.5
Total recognised income and expense for the period	10	76.6	57.7	180.2

Condensed consolidated interim balance sheet (unaudited)
as at 30 June 2008

	Notes	As at 30 June 2008 £m	As at 30 June 2007 £m	As at 31 December 2007 £m
Non-current assets				
Property, plant and equipment		1,619.4	1,694.6	1,709.0
Lease premium prepayment		90.5	74.0	90.0
Investment properties		61.2	48.4	58.2
Investments in joint ventures and associates		283.9	138.7	247.6
Loans due from joint ventures and associates		6.6	4.9	5.4
Other financial assets		4.9	2.9	4.8
		2,066.5	1,963.5	2,115.0
Current assets				
Inventories		4.3	4.3	4.9
Development properties		74.8	71.0	69.6
Lease premium prepayment		1.3	1.2	1.1
Trade and other receivables		63.1	61.3	58.2
Other financial assets		-	4.1	9.1
Cash and cash equivalents	11	139.8	162.4	156.3
Assets classified as held for sale	12	137.2	-	-
		420.5	304.3	299.2
Total assets		2,487.0	2,267.8	2,414.2
Non-current liabilities				
Interest-bearing loans, bonds and borrowings		(238.6)	(341.0)	(304.1)
Employee benefits		(13.8)	(16.5)	(12.9)
Provisions		(1.0)	(1.2)	(1.0)
Other non-current liabilities		(91.6)	(87.4)	(90.9)
Deferred tax liabilities		(193.0)	(201.7)	(205.8)
		(538.0)	(647.8)	(614.7)
Current liabilities				
Interest-bearing loans, bonds and borrowings		(137.9)	(57.1)	(114.3)
Trade and other payables		(136.5)	(99.4)	(113.7)
Provisions		(0.3)	(0.4)	(0.4)
Income taxes payable		(15.4)	(21.4)	(17.4)
Liabilities associated with assets classified as held for sale	12	(52.3)	-	-
		(342.4)	(178.3)	(245.8)
Total liabilities		(880.4)	(826.1)	(860.5)
Net assets		1,606.6	1,441.7	1,553.7
Equity				
Issued share capital	10	90.6	88.7	88.9
Share premium	10	847.4	848.8	848.8
Translation reserve	10	0.5	(37.6)	(27.6)
Retained earnings	10	545.6	410.9	513.4
Total equity attributable to equity holders of the parent	10	1,484.1	1,310.8	1,423.5
Minority interests	10	122.5	130.9	130.2
Total equity	10	1,606.6	1,441.7	1,553.7

Condensed consolidated interim statement of cash flows (unaudited)
for the half year ended 30 June 2008

	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m	Year ended 31 December 2007 £m
Cash flows from operating activities			
Profit for the period	45.3	58.4	159.5
Adjustments for:			
Depreciation and amortisation	14.5	14.8	28.7
Share of profit of joint ventures and associates	(5.6)	(6.3)	(44.6)
Impairment losses on property, plant and equipment	-	-	7.0
Loss/(profit) on disposal of property, plant and equipment	0.3	-	(1.4)
Release of property tax provision	-	-	(1.0)
Gain on acquisition of minority interests at a discount	(1.3)	-	
Gain on dilution of investment in associate	-	-	(2.0)
Profit on sale of stapled securities in associate	-	(0.4)	(0.7)
Change in fair value of investment properties	-	-	(8.7)
Write down of development property	-	-	9.6
Equity settled share-based payment transactions	0.5	0.4	0.8
Finance income	(9.1)	(4.5)	(12.3)
Finance expense	13.3	11.7	26.4
Income tax expense/(credit)	15.0	(3.2)	(2.1)
	72.9	70.9	159.2
Increase in inventories and trade and other receivables	(4.6)	(1.4)	(2.3)
Increase in development properties	(3.5)	(0.6)	(1.9)
(Decrease)/ increase in trade and other payables	(4.9)	(2.2)	7.6
Increase/(decrease) in provisions and employee benefits	0.4	1.4	(2.4)
Cash generated from operations	60.3	68.1	160.2
Interest paid	(10.0)	(11.2)	(22.8)
Interest received	3.2	3.6	8.5
Income tax paid	(12.6)	(7.9)	(17.7)
Net cash generated from operating activities	40.9	52.6	128.2
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	0.3	0.1	0.3
Proceeds from/(investment in) financial assets	10.5	-	(5.0)
Proceeds from the sale of stapled securities in associate	-	1.3	1.6
Deposit received on future subsidiary sale	28.8	-	-
Dividends received from associates	5.3	2.7	6.6
Acquisition of minority interests	(1.9)	-	-
Increase in loan to joint venture	-	(0.6)	(0.6)
Increase in investment in joint ventures and associates	(24.7)	-	(59.6)
Acquisition of property, plant and equipment, and lease premium prepayment	(36.4)	(29.8)	(56.8)
Net cash used in investing activities	(18.1)	(26.3)	(113.5)
Cash flows from financing activities			
Proceeds from the issue of share capital	0.3	1.2	1.4
Repayment of borrowings	(33.5)	(110.1)	(241.4)
Drawdown of borrowings	17.2	92.4	235.8
Payment of finance lease obligations	(0.1)	(1.0)	(2.1)
Loan arrangement fees	(0.1)	(0.1)	(0.5)
Share buy back of minority interests	(9.4)	-	(10.0)
Dividends paid to minority interests	(3.2)	(2.2)	(2.2)
Capital contribution from minority interests	-	-	1.9
Dividends paid to equity holders of the parent	(8.7)	(7.6)	(10.5)
Net cash used in financing activities	(37.5)	(27.4)	(27.6)
Net decrease in cash and cash equivalents	(14.7)	(1.1)	(12.9)
Cash and cash equivalents at beginning of period	155.9	161.5	161.5
Effect of exchange rate fluctuations on cash held	4.9	1.5	7.3
Cash and cash equivalents at end of period	146.1	161.9	155.9
Reconciliation of cash and cash equivalents			
Cash and cash equivalents shown on the balance sheet	139.8	162.4	156.3
Overdraft bank accounts included in borrowings	(0.5)	(0.5)	(0.4)
Cash and cash equivalents included in assets classified as held for sale	6.8	-	-
Cash and cash equivalents for cash flow statement purposes	146.1	161.9	155.9

Notes to the condensed consolidated interim financial statements (unaudited)

1. General information

Basis of preparation

The condensed set of consolidated interim financial statements in this interim management report for Millennium & Copthorne Hotels plc ('the Company') as at and for the half year ended 30 June 2008 comprise the Company and its subsidiaries (together referred to as the 'Group') and the Group's interests in joint ventures and associates.

These primary statements and selected notes comprise the unaudited interim consolidated financial results of the Group for the half years ended 30 June 2008 and 2007, together with the audited results for the year ended 31 December 2007. This half year interim management report does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative figures as at 31 December 2007 have been extracted from the Group's statutory Annual Report and Accounts for that financial year but do not constitute those accounts. Those accounts have been reported on by the auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The consolidated financial statements of the Group as at and for the financial year ended 31 December 2007 are available from the Company's website www.millenniumhotels.com.

In preparing the interim management report to 30 June 2008, the Board of Directors have used the principal accounting policies as set out in the Group's Annual Report and Accounts for the year ended 31 December 2007. The interim management report has been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority. The half year results should be read in conjunction with the Group's Annual Report and Accounts for the year ended 31 December 2007.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting'. They do not include all the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2007.

The financial statements are presented in the Group's functional currency of sterling, rounded to the nearest hundred thousand.

The accounting for the disposal to CDLHT in 2006 has been adjusted in respect of the land lease element of the transaction on the 75-year leases of the Orchard Hotel and M Hotel. In the unaudited interim consolidated financial results of the Group for the half year ended 30 June 2007 the proportion of the consideration received as prepayment by CDLHT of the operating lease of the land was effectively netted off against the freehold land value for these two hotels. Freehold land has been restated to the value before the transaction and the deferred income arising from the land prepayment has been recognised on the balance sheet at the value at the date of the transaction of £82.0m (converted at 30 June 2007 exchange rate).

Non-GAAP information

Headline profit before tax, headline operating profit, net debt and gearing percentage

Reconciliation of headline profit before tax and headline operating profit to the closest equivalent GAAP measure, profit before tax is provided in note 11 along with an analysis of net debt and calculated gearing percentage.

Like-for like growth

The Group believes that like-for-like growth which is not intended to be a substitute, or superior to, reported growth, provides useful and necessary information to investors and interested parties for the following reasons:

- it provides additional information on the underlying growth of the business without the effect of factors unrelated to the operating performance of the business; and
- it is used by the Group for internal performance analysis.

2. Accounting policies

The accounting policies and methods of calculation adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those financial statements.

Change in accounting policies

The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year ending 31 December 2008:

- IFRS 7 'Financial Instruments: Disclosures', and the complementary amendments to IAS1 'Presentation of financial statements – Capital Disclosures'. This new and this amended standard introduce new disclosures relating to financial instruments. They do not have any impact on the classification or valuation of financial instruments. The new disclosures will be made in the Group's financial statements for the year ending 31 December 2008.
- IFRIC 11 'IFRS 2 – Group and treasury share transactions'. The Group will apply IFRIC 11 for the year ending 31 December 2008. It is not expected to have any impact on the Group's consolidated financial statements.

New interpretation issued that is not relevant for the Group's operations:

- IFRIC 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008).

Notes to the condensed consolidated interim financial statements (unaudited)

3. Foreign currency translation

The Company publishes its Group Financial Statements in pounds sterling. However, the majority of the Company's subsidiaries, joint ventures and associates report their revenue, costs, assets and liabilities in currencies other than pounds sterling and the Company translates the revenue, costs, assets and liabilities of those subsidiaries, joint ventures and associates into pounds sterling versus other currencies which could materially affect the amount of these items in the Group Financial Statements, even if their value has not changed in their original currency. The following table sets out the pounds sterling exchange rates of the other principal currencies in the Group.

Currency (=£)	As at 30 June 2008	As at 30 June 2007	As at 31 December 2007	Average for 6 months January - June 2008	Average for 6 months January - June 2007	Average for 3 months April - June 2008	Average for 3 months April - June 2007	Average for year ended 2007
US dollar	**1.970**	1.998	1.985	**1.987**	1.975	**1.982**	1.987	1.998
Singapore dollar	**2.695**	3.074	2.882	**2.764**	3.018	**2.717**	3.034	3.010
Taiwan dollar	**60.698**	66.321	65.351	**62.388**	65.886	**61.477**	66.383	66.455
New Zealand dollar	**2.590**	2.606	2.577	**2.525**	2.726	**2.540**	2.682	2.711
Malaysian ringgit	**6.434**	6.955	6.632	**6.423**	6.844	**6.200**	6.828	6.873
Euro	**1.266**	1.486	1.372	**1.300**	1.484	**1.276**	1.477	1.459

4. Segmental analysis

Segmental information is presented in respect of the Group's business and geographical segments. The primary format is business segments and is based on the Group's management and internal reporting structure.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items principally comprise: interest-bearing loans, borrowings and net finance expense, taxation balances and corporate expenses.

Business segments

The Group comprises the following main business segments:

- Hotel operations, comprising income from the ownership and management of hotels
- Property operations, comprising the development and sale of land and development properties and investment property rental income.

Geographical segments

The hotel and operations are managed on a worldwide basis and operate in six principal geographical areas:

- New York
- Regional US
- London
- Rest of Europe
- Asia
- Australasia

In presenting information on the basis of geographical segments, segment revenue and assets are based on the geographical location of the assets.

Business segments (primary)

Three months ended 30 June 2008	Hotel 2008 £m	Property operations 2008 £m	Central costs 2008 £m	Total Group 2008 £m
Revenue	176.1	1.6	-	177.7
Gross operating profit/(loss)	70.0	(0.6)	-	69.4
Depreciation	(7.0)	-	-	(7.0)
Amortisation of lease premium prepayments	(0.3)	-	-	(0.3)
Other hotel fixed charges	(23.0)	-	-	(23.0)
Central costs	-	-	(4.4)	(4.4)
Share of joint ventures and associates operating profit	4.8	-	-	4.8
Headline operating profit/(loss)	44.5	(0.6)	(4.4)	39.5
Other operating income – Group	1.3	-	-	1.3
Other operating income – share of joint ventures and associates	0.6	-	-	0.6
Share of interest, tax and minority interests of joint ventures and associates	(2.6)	-	-	(2.6)
Operating profit/(loss)	43.8	(0.6)	(4.4)	38.8
Net finance expense				(0.5)
Profit before income tax				38.3

4. Segmental analysis (continued)

Business segments (primary) (continued)

	Three months ended 30 June 2007			
	Hotel 2007 £m	Property operations 2007 £m	Central costs 2007 £m	Total Group 2007 £m
Revenue	163.6	5.7	-	169.3
Gross operating profit	64.8	2.2	-	67.0
Depreciation	(6.6)	-	-	(6.6)
Amortisation of lease premium prepayments	(0.4)	-	-	(0.4)
Other hotel fixed charges	(20.7)	-	-	(20.7)
Central costs	-	-	(4.0)	(4.0)
Share of joint ventures and associates operating profit	4.4	-	-	4.4
Headline operating profit/(loss)	41.5	2.2	(4.0)	39.7
Other operating income – Group	0.3	-	-	0.3
Share of interest, tax and minority interests of joint ventures and associates	(1.1)	-	-	(1.1)
Operating profit/(loss)	40.7	2.2	(4.0)	38.9
Net finance expense				(3.5)
Profit before income tax				35.4

Business segments (primary)

	Half year ended 30 June 2008			
	Hotel 2008 £m	**Property operations 2008 £m**	**Central costs 2008 £m**	**Total Group 2008 £m**
Revenue	**334.5**	**3.9**	-	**338.4**
Gross operating profit	**126.0**	**(0.2)**	-	**125.8**
Depreciation	**(13.9)**	-	-	**(13.9)**
Amortisation of lease premium prepayments	**(0.6)**	-	-	**(0.6)**
Other hotel fixed charges	**(44.6)**	-	-	**(44.6)**
Central costs	-	-	**(9.1)**	**(9.1)**
Share of joint ventures and associates operating profit	**10.0**	-	-	**10.0**
Headline operating profit/(loss)	**76.9**	**(0.2)**	**(9.1)**	**67.6**
Other operating income – Group	**1.3**	-	-	**1.3**
Other operating income – share of joint ventures and associates	**0.6**	-	-	**0.6**
Share of interest, tax and minority interests of joint ventures and associates	**(5.0)**	-	-	**(5.0)**
Operating profit/(loss)	**73.8**	**(0.2)**	**(9.1)**	**64.5**
Net finance expense				**(4.2)**
Profit before income tax				**60.3**

	Half year ended 30 June 2007			
	Hotel 2007 £m	Property operations 2007 £m	Central costs 2007 £m	Total Group 2007 £m
Revenue	311.1	11.3	-	322.4
Gross operating profit	114.8	4.5	-	119.3
Depreciation	(13.6)	-	-	(13.6)
Amortisation of lease premium prepayments	(0.7)	-	-	(0.7)
Other hotel fixed charges	(41.6)	-	-	(41.6)
Central costs	-	-	(8.7)	(8.7)
Share of joint ventures and associates operating profit	9.0	-	-	9.0
Headline operating profit/(loss)	67.9	4.5	(8.7)	63.7
Other operating income – Group	0.4	-	1.0	1.4
Other operating income – share of joint ventures and associates	0.3	-	-	0.3
Share of interest, tax and minority interests of joint ventures and associates	(3.0)	-	-	(3.0)
Operating profit/(loss)	65.6	4.5	(7.7)	62.4
Net finance expense				(7.2)
Profit before income tax				55.2

4. Segmental analysis (continued)

	Year ended 31 December 2007			
	Hotel 2007 £m	Property operations 2007 £m	Central costs 2007 £m	Total Group 2007 £m
Revenue	649.7	19.9	-	669.6
Gross operating profit	248.7	(1.0)	-	247.7
Depreciation	(27.4)	-	-	(27.4)
Amortisation of lease premium prepayments	(1.3)	-	-	(1.3)
Other hotel fixed charges	(79.5)	-	-	(79.5)
Central costs	-	-	(19.4)	(19.4)
Share of joint ventures and associates operating profit	20.1	-	-	20.1
Headline operating profit/(loss)	160.6	(1.0)	(19.4)	140.2
Other operating income – Group	5.1	8.7	-	13.8
Other operating income – share of joint ventures and associates	32.3	-	-	32.3
Impairment	(7.0)	-	-	(7.0)
Share of interest, tax and minority interests of joint ventures and associates	(7.8)	-	-	(7.8)
Operating profit/(loss)	183.2	7.7	(19.4)	171.5
Net finance expense				(14.1)
Profit before income tax				157.4

Geographical segments (secondary)

	Three months ended 30 June 2008							
	New York £m	**Regional US £m**	**London £m**	**Rest of Europe £m**	**Asia £m**	**Australasia £m**	**Central costs £m**	**Total Group £m**
Revenue								
Hotel	28.7	28.8	25.0	26.9	57.2	9.5	-	176.1
Property operations	-	0.3	-	-	0.4	0.9	-	1.6
Total	28.7	29.1	25.0	26.9	57.6	10.4	-	177.7
Hotel gross operating profit	12.5	6.7	12.8	8.4	26.9	2.7	-	70.0
Hotel fixed charges*	(3.9)	(4.6)	(3.3)	(4.5)	(11.6)	(2.4)	-	(30.3)
Hotel operating profit/(loss)	8.6	2.1	9.5	3.9	15.3	0.3	-	39.7
Property operations operating profit/(loss)	-	(1.0)	-	-	0.1	0.3	-	(0.6)
Central costs	-	-	-	-	-	-	(4.4)	(4.4)
Share of joint ventures and associates operating profit	-	-	-	-	4.8	-	-	4.8
Headline operating profit/(loss)	8.6	1.1	9.5	3.9	20.2	0.6	(4.4)	39.5
Other operating income-Group	-	-	-	-	1.3	-	-	1.3
Other operating income – share of joint ventures and associates	-	-	-	-	0.6	-	-	0.6
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(2.6)	-	-	(2.6)
Operating profit/(loss)	8.6	1.1	9.5	3.9	19.5	0.6	(4.4)	38.8
Net finance expense								(0.5)
Profit before income tax								38.3

Notes to the condensed consolidated interim financial statements (unaudited)

4. Segmental analysis (continued)

Geographical segments (secondary)

	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
	Three months ended 30 June 2007							
Revenue								
Hotel	27.6	30.4	23.4	24.0	48.9	9.3	-	163.6
Property operations	-	0.4	-	-	0.4	4.9	-	5.7
Total	27.6	30.8	23.4	24.0	49.3	14.2	-	169.3
Hotel gross operating profit	12.0	8.8	12.0	7.3	21.7	3.0	-	64.8
Hotel fixed charges*	(4.0)	(4.5)	(3.5)	(4.3)	(9.6)	(1.8)	-	(27.7)
Hotel operating profit	8.0	4.3	8.5	3.0	12.1	1.2	-	37.1
Property operations operating profit	-	-	-	-	0.1	2.1	-	2.2
Central costs	-	-	-	-	-	-	(4.0)	(4.0)
Share of joint ventures and associates operating profit	-	-	-	-	4.4	-	-	4.4
Headline operating profit/(loss)	8.0	4.3	8.5	3.0	16.6	3.3	(4.0)	39.7
Other operating income – share of joint ventures and associates	-	-	-	-	0.3	-	-	0.3
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(1.1)	-	-	(1.1)
Operating profit/(loss)	8.0	4.3	8.5	3.0	15.8	3.3	(4.0)	38.9
Net finance expense								(3.5)
Profit before income tax								35.4

Geographical segments (secondary)

	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
	Half year ended 30 June 2008							
Revenue								
Hotel	51.1	51.2	45.4	51.4	111.3	24.1	-	334.5
Property operations	-	0.7	-	-	1.3	1.9	-	3.9
Total	51.1	51.9	45.4	51.4	112.6	26.0	-	338.4
Hotel gross operating profit	19.2	9.0	21.8	15.6	50.8	9.6	-	126.0
Hotel fixed charges*	(7.6)	(8.8)	(6.4)	(8.7)	(22.7)	(4.9)	-	(59.1)
Hotel operating profit/(loss)	11.6	0.2	15.4	6.9	28.1	4.7	-	66.9
Property operations operating profit/(loss)	-	(1.1)	-	-	0.3	0.6	-	(0.2)
Central costs	-	-	-	-	-	-	(9.1)	(9.1)
Share of joint ventures and associates operating profit	-	-	-	-	10.0	-	-	10.0
Headline operating profit/(loss)	11.6	(0.9)	15.4	6.9	38.4	5.3	(9.1)	67.6
Other operating income-Group	-	-	-	-	1.3	-	-	1.3
Other operating income – share of joint ventures and associates	-	-	-	-	0.6	-	-	0.6
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(5.0)	-	-	(5.0)
Operating profit/(loss)	11.6	(0.9)	15.4	6.9	35.3	5.3	(9.1)	64.5
Net finance expense								(4.2)
Profit before income tax								60.3

Notes to the condensed consolidated interim financial statements (unaudited)

4. Segmental analysis (continued)

	Half year ended 30 June 2007							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	49.0	53.9	43.9	47.4	94.2	22.7	-	311.1
Property operations	-	0.9	-	-	0.7	9.7	-	11.3
Total	49.0	54.8	43.9	47.4	94.9	32.4	-	322.4
Hotel gross operating profit	18.2	12.0	21.6	14.4	39.1	9.5	-	114.8
Hotel fixed charges*	(7.5)	(8.8)	(8.4)	(8.4)	(18.6)	(4.2)	-	(55.9)
Hotel operating profit	10.7	3.2	13.2	6.0	20.5	5.3	-	58.9
Property operations operating profit	-	-	-	-	0.3	4.2	-	4.5
Central costs	-	-	-	-	-	-	(8.7)	(8.7)
Share of joint ventures and associates operating profit	-	-	-	-	9.0	-	-	9.0
Headline operating profit/(loss)	10.7	3.2	13.2	6.0	29.8	9.5	(8.7)	63.7
Other operating income – Group	-	-	-	-	0.4	-	1.0	1.4
Other operating income – share of joint ventures and associates	-	-	-	-	0.3	-	-	0.3
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(3.0)	-	-	(3.0)
Operating profit/(loss)	10.7	3.2	13.2	6.0	27.5	9.5	(7.7)	62.4
Net finance expense								(7.2)
Profit before income tax								55.2

	Year ended 31 December 2007							
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Revenue								
Hotel	106.5	112.0	92.0	98.0	196.0	45.2	-	649.7
Property operations	-	1.6	-	-	1.5	16.8	-	19.9
Total	106.5	113.6	92.0	98.0	197.5	62.0	-	669.6
Hotel gross operating profit	43.2	26.8	46.4	30.7	83.2	18.4	-	248.7
Hotel fixed charges*	(15.6)	(17.4)	(12.7)	(15.7)	(36.5)	(10.3)	-	(108.2)
Hotel operating profit	27.6	9.4	33.7	15.0	46.7	8.1	-	140.5
Property operations operating profit/(loss)	-	(9.8)	-	-	0.9	7.9	-	(1.0)
Central costs	-	-	-	-	-	-	(19.4)	(19.4)
Share of joint ventures and associates operating profit	-	-	-	-	20.1	-	-	20.1
Headline operating profit/(loss)	27.6	(0.4)	33.7	15.0	67.7	16.0	(19.4)	140.2
Other operating income – Group	1.0	-	-	-	12.8	-	-	13.8
Other operating income – share of joint ventures and associates	-	-	-	-	32.3	-	-	32.3
Impairment	-	(6.1)	-	(0.9)	-	-	-	(7.0)
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(7.8)	-	-	(7.8)
Operating profit/(loss)	28.6	(6.5)	33.7	14.1	105.0	16.0	(19.4)	171.5
Net financing expense								(14.1)
Profit before income tax								157.4

*'Hotel fixed charges' include depreciation, amortisation of lease premium prepayments, property rent, taxes and insurance, operating lease rentals and management fees.

4. Segmental analysis (continued)

Segmental assets and liabilities

	As at 30 June 2008						
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Total Group £m
Hotel operating assets	286.9	239.6	452.3	222.2	585.9	123.7	1,910.6
Hotel operating liabilities	(7.5)	(28.0)	(19.8)	(22.2)	(165.3)	(5.6)	(248.4)
Investments in joint ventures and associates	-	-	-	-	244.4	39.5	283.9
Loans due from joint ventures	-	-	-	-	6.6	-	6.6
Total hotel operating net assets	279.4	211.6	432.5	200.0	671.6	157.6	1,952.7
Property operations assets	-	34.8	-	-	47.1	56.7	138.6
Property operations liabilities	-	(0.3)	-	-	(0.8)	(1.5)	(2.6)
Total property operations net assets	-	34.5	-	-	46.3	55.2	136.0
Deferred tax liabilities - note (a)							(202.6)
Income taxes payable - note (b)							(16.2)
Net debt – note (c)							(263.3)
Net assets							1,606.6

Notes
(a) Includes £9.6m of deferred tax liabilities included in 'liabilities associated with assets classified as held for sale' (refer note 12)
(b) Includes £0.8m of income tax liabilities included in 'liabilities associated with assets classified as held for sale' (refer note 12)
(c) Refer note 11

	As at 30 June 2007						
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Total Group £m
Hotel operating assets	282.1	240.3	454.8	214.9	550.7	104.7	1,847.5
Hotel operating liabilities	(8.3)	(21.8)	(22.2)	(19.7)	(131.5)	(5.3)	(208.8)
Investments in joint ventures and associates	-	-	-	-	138.7	-	138.7
Loans due from joint ventures	-	-	-	-	4.9	-	4.9
Total hotel operating net assets	273.8	218.5	432.6	195.2	562.8	99.4	1,782.3
Property operations assets	-	43.2	-	-	33.3	43.3	119.8
Property operations liabilities	-	(0.2)	-	-	(0.6)	(0.8)	(1.6)
Total property operations net assets	-	43.0	-	-	32.7	42.5	118.2
Deferred tax liabilities							(201.7)
Income taxes payable							(21.4)
Net debt							(235.7)
Net assets							1,441.7

	As at 31 December 2007						
	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Total Group £m
Hotel operating assets	284.4	254.2	447.6	220.5	554.9	112.9	1,874.5
Hotel operating liabilities	(9.6)	(26.9)	(20.5)	(15.8)	(137.4)	(7.5)	(217.7)
Investments in joint ventures and associates	-	-	-	-	231.1	16.5	247.6
Loans due from joint ventures	-	-	-	-	5.4	-	5.4
Total hotel operating net assets	274.8	227.3	427.1	204.7	654.0	121.9	1,909.8
Property operations assets	-	34.5	-	-	43.1	52.8	130.4
Property operations liabilities	-	(0.1)	-	-	(0.4)	(0.7)	(1.2)
Total property operations net assets	-	34.4	-	-	42.7	52.1	129.2
Deferred tax liabilities							(205.8)
Income taxes payable							(17.4)
Net debt							(262.1)
Net assets							1,553.7

5. Other operating income

	Notes	Three months ended 30 June 2008 £m	Three months ended 30 June 2007 £m	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m	Year ended 31 December 2007 £m
Gain on acquisition of minority interests in Hong Leong Hotel Development Limited (Taiwan)	(a)	1.3	-	1.3	-	-
Release of property tax provision set aside on acquisition of Regal Hotels in 1999		-	-	-	1.0	1.0
Profit on disposal of stapled securities in CDLHT		-	-	-	0.4	0.7
Gain on dilution on investment in CDLHT		-	-	-	-	2.0
Fair value adjustments of investment properties		-	-	-	-	8.7
Profit on sale and leaseback of three Singapore hotels (adjustment to prior period)		-	-	-	-	1.4
		1.3	-	1.3	1.4	13.8

Notes

(a) The £1.3m gain arising on the acquisition of 1.57% of Hong Leong Hotel Development Limited (Taiwan) followed the Group acquiring shares at a discount to fair value (negative goodwill). The acquisition now takes the Group's interest in HLHDL to 81.57%.

6. Share of joint ventures and associates interest, tax and minority interests

	Three months ended 30 June 2008 £m	Three months ended 30 June 2007 £m	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m	Year ended 30 December 2007 £m
Interest	(1.3)	(0.1)	(1.9)	(0.9)	(3.2)
Tax	(0.5)	(0.3)	(1.2)	(0.6)	(1.4)
Minority interests	(0.8)	(0.7)	(1.9)	(1.5)	(3.2)
	(2.6)	(1.1)	(5.0)	(3.0)	(7.8)

7. Income tax expense

Excluding the tax relating to joint ventures and associates, the Group has recorded a £15.0m total income tax expense for the half year ended 30 June 2008 (2007: £3.2m tax credit) comprising UK tax charge of £1.7m and an overseas tax charge of £13.3m (2007: UK credit of £15.8m and overseas tax charge of £12.6m). The tax credit in 2007 is primarily attributable to the deferred tax impact of a change in UK tax legislation in respect of the removal of claw back on hotel tax allowances, resulting in an estimated attributable £13.0m tax credit, and also a £4.9m credit in respect of the impact of reduced tax rates applied to brought forward net deferred tax liabilities.

Taxation for the period comprises both the Group income tax charge and the joint ventures and associates income tax charge which is included separately within the Group's share of joint venture profits (but disclosed on the face of the income statement).

Income tax expense for the period presented is the expected income tax payable on the taxable income for the period, calculated at the estimated average annual effective income tax rate applied to the pre-tax income of the period.

The estimated annual effective rate applied to profit before income tax excluding the Group's share of joint ventures and associates profits is 27.4%. (2007: 30.1% excluding the Group's share of joint venture and associate profits, and the impact of tax credit adjustments arising from changes in tax legislation and tax rates).

7. Income tax expense (continued)

Income tax recognised directly in equity

	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m	Year ended 31 December 2007 £m
Taxation credit/(expense) arising on defined benefit pension schemes	-	0.5	(1.2)
Taxation credit arising in respect of previously revalued property	-	2.4	3.2
Taxation credit arising on share-based incentive schemes	-	-	0.6
	-	2.9	2.6

	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m	Year ended 31 December 2007 £m
Current tax			
Corporation tax charge for the period	11.1	11.4	20.2
Adjustment in respect of prior years	0.6	-	(4.0)
Total current tax expense	11.7	11.4	16.2
Deferred tax			
Origination and reversal of timing differences	1.7	1.7	5.3
Reduction in tax rate	-	(4.9)	(3.9)
Benefits of tax losses recognised	1.3	1.7	2.7
Under/(over)/ provision in respect of prior years	0.3	(0.1)	(9.5)
Change in UK tax legislation in respect of the removal of claw back on hotel tax allowance	-	(13.0)	(12.9)
Total deferred tax charge/(credit)	3.3	(14.6)	(18.3)
Total income tax charge/(credit) in the income statement	15.0	(3.2)	(2.1)
UK	1.7	(15.8)	(13.5)
Overseas	13.3	12.6	11.4
Total income tax charge/(credit) in the income statement	15.0	(3.2)	(2.1)

Income tax reconciliation	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m	Year ended 31 December 2007 £m
Profit before income tax in income statement	60.3	55.2	157.4
Less share of profit in joint ventures and associates	(5.6)	(6.3)	(44.6)
	54.7	48.9	112.8
Income tax on ordinary activities at the standard rate of UK tax of 28.5% (2007: 30%)	15.6	14.7	33.8
Effects of:			
Tax exempt income	(1.1)	(3.3)	(4.9)
Non deductible expenses	0.3	1.9	4.4
Current year losses for which no deferred tax asset was recognised	0.4	0.3	0.9
Utilisation of brought forward tax losses	-	(0.1)	-
Effect of tax rates in foreign jurisdictions	(1.1)	1.3	(6.4)
Effect of change in tax rates on opening deferred taxes	-	(4.9)	(3.9)
Effect of change in UK tax legislation in respect of the removal of claw back on hotel tax allowances	-	(13.0)	(12.9)
Other adjustments to tax charge in respect of prior years	0.9	(0.1)	(13.5)
Unrecognised deferred tax assets	-	-	0.4
Total income tax charge/(credit) in the income statement	15.0	(3.2)	(2.1)

Notes to the condensed consolidated interim financial statements (unaudited)

8. Earnings per share

Earnings per share are calculated using the following information:

	Three months ended 30 June 2008 £m	Three months ended 30 June 2007 £m	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m	Year ended 31 December 2007 £m
(a) Basic					
Profit for period attributable to holders of the parent (£m)	**26.3**	40.5	**40.4**	52.7	149.4
Weighted average number of shares in issue (m)	**299.3**	293.8	**297.8**	292.8	294.4
Basic earnings per share (pence)	**8.8p**	13.8p	**13.6p**	18.0p	50.7p
(b) Diluted					
Profit for period attributable to holders of the parent (£m)	**26.3**	40.5	**40.4**	52.7	149.4
Weighted average number of shares in issue (m)	**299.3**	293.8	**297.8**	292.8	294.4
Potentially dilutive share options under Group's share option schemes (m)	**0.3**	0.9	**0.3**	0.9	0.7
Weighted average number of shares in issue (diluted) (m)	**299.6**	294.7	**298.1**	293.7	295.1
Diluted earnings per share (pence)	**8.8p**	13.7p	**13.6p**	17.9p	50.6p
(c) Headline earnings per share					
Profit for the period attributable to holders of the parent (£m)	**26.3**	40.5	**40.4**	52.7	149.4
Adjustments for:					
- Other operating income (net of tax) (£m)	**(1.3)**	-	**(1.3)**	(1.0)	(13.8)
- Impairment (net of tax) (£m)	**-**	-	**-**	-	4.5
- Share of other operating income of joint ventures and associates (nil tax) (£m)	**(0.6)**	(0.3)	**(0.6)**	(0.3)	(32.3)
- Change in UK tax legislation on hotel tax allowances (£m)	**-**	(13.0)	**-**	(13.0)	(12.9)
- Change in tax rates on opening deferred taxes	**-**	(4.9)	**-**	(4.9)	(3.9)
Adjusted profit for the period attributable to holders of the parent (£m)	**24.4**	22.3	**38.5**	33.5	91.0
Weighted average number of shares in issue (m)	**299.3**	293.8	**297.8**	292.8	294.4
Headline earnings per share (pence)	**8.2p**	7.6p	**12.9p**	11.4p	30.9p
(d) Diluted headline earnings per share					
Adjusted profit for the period attributable to holders of the parent (£m)	**24.4**	22.3	**38.5**	33.5	91.0
Weighted average number of shares in issue (diluted) (m)	**299.6**	294.7	**298.1**	293.7	295.1
Diluted headline earnings per share (pence)	**8.1 p**	7.6p	**12.9p**	11.4p	30.8p

9. Dividends

Dividends have been recognised within equity as follows:

	Three months ended 30 June 2008 £m	Three months ended 30 June 2007 £m	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m	Year ended 31 December 2007 £m
Final ordinary dividend paid of 10.42p for 2007 (for 2006: 6.42p)	**30.9**	18.7	**30.9**	18.7	18.7
Final special dividend paid of nil for 2007 (for 2006: 4.0p)	**-**	11.7	**-**	11.7	11.7
Interim dividend paid of 2.08p for 2007	**-**	-	**-**	-	6.2
	30.9	30.4	**30.9**	30.4	36.6

After the balance sheet date, the Directors have declared an interim dividend of 2.08p per share (2007 interim dividend: 2.08p) payable on 8 October 2008 to the holders of ordinary shares on the register at 15 August 2008. The ex-dividend date of the Company's shares is 13 August 2008. The interim dividend amounts to £6.2m (2007: £6.2m) and will be reflected in the financial statements in the second half of the financial year.

The Directors again offer the option of a scrip dividend reinvestment plan. Those shareholders who have not elected to participate in this plan, and who would like to participate with respect to the 2008 interim dividend, may do so by contacting the Company's Registrar, Equiniti Limited, on 01903 702138. The last day for election for the interim dividend is 24 September 2008 and any requests should be made in good time ahead of that date.

Notes to the condensed consolidated interim financial statements (unaudited)

10. Reconciliation of Group equity

	Share Capital £m	**Share Premium £m**	**Translation Reserve £m**	**Retained Earnings £m**	**Total excluding minority interests £m**	**Minority interests £m**	**Total equity £m**
At 31 December 2006	87.6	848.7	(37.6)	370.4	1,269.1	123.0	1,392.1
Total recognised income and expense	-	-	-	47.6	47.6	10.1	57.7
Dividends paid - Group *(see note 9)*	-	-	-	(30.4)	(30.4)	-	(30.4)
Dividends paid - minority interests	-	-	-	-	-	(2.2)	(2.2)
Issue of shares in lieu of dividends	1.0	(1.0)	-	22.8	22.8	-	22.8
Share options exercised	0.1	1.1	-	-	1.2	-	1.2
Equity settled transactions	-	-	-	0.5	0.5	-	0.5
At 30 June 2007	88.7	848.8	(37.6)	410.9	1,310.8	130.9	1,441.7
Total recognised income and expense	-	-	10.0	105.1	115.1	7.4	122.5
Dividends paid - Group	-	-	-	(6.2)	(6.2)	-	(6.2)
Issue of shares in lieu of dividends	0.2	(0.2)	-	3.3	3.3	-	3.3
Capital contribution from minority interests	-	-	-	-	-	1.9	1.9
Share options exercised	-	0.2	-	-	0.2	-	0.2
Share buyback of minority interests	-	-	-	-	-	(10.0)	(10.0)
Equity settled transactions	-	-	-	0.3	0.3	-	0.3
At 31 December 2007	**88.9**	**848.8**	**(27.6)**	**513.4**	**1,423.5**	**130.2**	**1,553.7**
Total recognised income and expense	-	-	28.1	40.4	68.5	8.1	76.6
Dividends paid - Group *(see note 9)*	-	-	-	(30.9)	(30.9)	-	(30.9)
Issue of shares in lieu of dividends	1.7	(1.7)	-	22.2	22.2	-	22.2
Dividends paid – minority interests	-	-	-	-	-	(3.2)	(3.2)
Share options exercised	-	0.3	-	-	0.3	-	0.3
Equity settled transactions	-	-	-	0.5	0.5	-	0.5
Share buyback of minority interests	-	-	-	-	-	(12.6)	(12.6)
At 30 June 2008	90.6	847.4	0.5	545.6	1,484.1	122.5	1,606.6

11. Non-GAAP measures

Headline operating profit

The Group presents headline operating profit, this excludes other operating income and impairment of the Group, and share of the other operating income of joint ventures and associates.

The Group believes that it is both useful and necessary to report these measures for the following reasons:

- they are measures used by the Group for internal performance analysis; and
- it is useful in connection with discussion with the investment analyst community.

11. Non-GAAP measures (continued)

Reconciliation of these measures to the closest equivalent GAAP measure, profit before tax is provided below.

	Three months ended 30 June 2008 £m	Three months ended 30 June 2007 £m	**Half year ended 30 June 2008 £m**	Half year ended 30 June 2007 £m	Year ended 31 December 2007 £m
Profit before income tax	**38.3**	35.4	**60.3**	55.2	157.4
Adjusted to exclude:					
Other operating income	**(1.3)**	-	**(1.3)**	(1.4)	(13.8)
Gain on acquisition of minority interests in Hong Leong Hotel Development Limited (Taiwan)	**(1.3)**	-	**(1.3)**	-	
Profit on disposal of stapled securities in CDLHT	-	-	-	(0.4)	(0.7)
Release of property tax provision set aside on acquisition of Regal Hotels in 1999	-	-	-	(1.0)	(1.0)
Gain on dilution on investment in CDLHT	-	-	-	-	(2.0)
Fair value adjustments of investment properties	-	-	-	-	(8.7)
Profit on sale and leaseback of three Singapore hotels (adjustment to prior period)	-	-	-	-	(1.4)
Adjusted to exclude:					
Other operating income – share of joint ventures and associates	**(0.6)**	(0.3)	**(0.6)**	(0.3)	(32.3)
Gain on acquiring subsidiaries at a discount to fair value	**(0.6)**	-	**(0.6)**	-	-
Share of associate's (CDLHT) fair value adjustments to investment property	-	(0.3)	-	(0.3)	(32.3)
Impairment	-	-	-	-	7.0
Headline profit before income tax	**36.4**	35.1	**58.4**	53.5	118.3
Add back:					
Share of results of joint ventures and associates					
- interest	**1.3**	0.1	**1.9**	0.9	3.2
- tax	**0.5**	0.3	**1.2**	0.6	1.4
- minority interests	**0.8**	0.7	**1.9**	1.5	3.2
Net finance expense	**0.5**	3.5	**4.2**	7.2	14.1
Headline operating profit	**39.5**	39.7	**67.6**	63.7	140.2

Net debt

In presenting and discussing the Group's indebtedness and liquidity position, net debt is calculated. Net debt is not defined under IFRS. The Group believes that it is both useful and necessary to communicate net debt to investors and other interested parties, for the following reasons:

- net debt allows the Company and external parties to evaluate the Group's overall indebtedness and liquidity position;
- net debt facilitates comparability of indebtedness and liquidity with other companies, although the Group's measure of net debt may not be directly comparable to similarly titled measures used by other companies; and
- it is used in discussions with the investment analyst community.

Analysis of net debt and calculated gearing percentage is provided below. Gearing is defined as net debt as a percentage of total equity attributable to equity holders of the parent.

	As at 30 June 2008 £m	As at 30 June 2007 £m	As at 31 December 2007 £m
Cash and cash equivalents shown in the cash flow statement	**139.3**	161.9	155.9
Bank overdrafts (included in borrowings)	**0.5**	0.5	0.4
Cash and cash equivalents on the balance sheet	**139.8**	162.4	156.3
Cash and cash equivalents included in assets classified as held for sale	**6.8**	-	-
Interest-bearing loans, bonds and borrowings - Non-current	**(238.6)**	(341.0)	(304.1)
- Current	**(137.9)**	(57.1)	(114.3)
- Classified as held for sale	**(33.4)**	-	-
Net debt	**(263.3)**	(235.7)	(262.1)
Gearing (%)	**17.7%**	18.0%	18.3%

12. Assets classified as held for sale and associated liabilities

Assets classified as held for sale and associated liabilities represent the net assets of CDL Hotels (Korea) Limited which owns the hotel business undertaking of the Millennium Seoul Hilton Hotel. An agreement has been reached with Kangho AMC Co. to dispose of the Group's 100% holding in CDL Hotels (Korea) Limited, with completion of the transaction expected to take place on 30 September 2008 (or such other date as the parties shall agree).

The major classes of assets and liabilities of CDL Hotels (Korea) Limited classified as held for sale are as follows:

	As at 30 June 2008 £m
ASSETS	
Property, plant and equipment	126.3
Employee benefits	0.7
Inventories	0.5
Trade and other receivables	2.9
Cash and cash equivalents	6.8
Total assets classified as held for sale	137.2
LIABILITIES	
Interest bearing loans and borrowings – non current	(33.4)
Other non-current liabilities	(3.7)
Deferred tax liabilities	(9.6)
Trade and other payables	(4.8)
Income taxes payable	(0.8)
Total liabilities associated with assets classified as held for sale	(52.3)
Net assets of disposal business	84.9

In addition and not shown above, there are £19.4m of shareholder loan from fellow subsidiary (CDL Hotels (Labuan) Limited) which would be repaid to the Group by the buyer on completion of the disposal.

13. Related parties

Identity of related parties

The Group has a related party relationship with its subsidiaries, joint ventures, associates and with its Directors and executive officers.

Transactions with CDL and other related companies

The Group has a related party relationship with certain subsidiaries of Hong Leong Investments Holdings Pte. Ltd. ("Hong Leong"), which is the ultimate holding and controlling company of M&C. Hong Leong holds 53% of M&C's shares via CDL, which is the intermediate holding company of the Group. During the half year ended 30 June 2008 the Group had the following transactions with subsidiaries of Hong Leong.

The Group deposited certain surplus cash with Hong Leong Finance Limited, a subsidiary undertaking of Hong Leong, on normal commercial terms. Interest income of £0.07m (S$0.2m) (2007: £0.06m (S$0.2m)) was received during the period. As at 30 June 2008 £14.8m (S$39.8m) (2007: £7.6m (S$23.3m)) of cash was deposited with Hong Leong Finance Limited.

Rents of £0.2m (S$0.4m) (2007: £0.1m (S$0.3m)) were paid to CDL in respect of office space used by Millennium & Copthorne International Limited in the King's Centre in Singapore. Rentals amounting to £0.08m (S$0.2m) (2007: £0.06m (S$0.2m)) were also paid to CDL in respect of the Grand Shanghai restaurant which is also situated in the King's Centre.

Property management fees of £0.03m (S$0.09m) (2007: £0.02m (S$0.08m)) were paid to CDL in respect of property management and accounting services provided in relation to the Tanglin Shopping Centre in Singapore.

Richfield Hospitality Inc ("RHI"), formerly Swan Inc, a company owned 85% by City e-Solutions Limited (a subsidiary of Hong Leong) and 15% by the Group, provided hotel consultancy services to the Group. A total of £0.1m (US$0.2m) (2007: £0.1m (US$0.2m)) was charged by RHI during the period and as at 30 June, £0.03m (US$0.06m) (2007: £0.01m (US$0.02m)) was due to RHI.

For the period, the Group had accrued, but not paid at 30 June 2008, fees of £0.6m (S$1.8m) (2007: £0.1m (S$0.4m)) for services provided by Hong Leong Management Services Pte. Ltd. ("HLMS"), a subsidiary of Hong Leong. This comprised £0.1m (S$0.4 million) (2007: £0.09 (S$0.3m)) to be charged by HLMS pursuant to a legal services agreement entered into with M&C and Millennium & Copthorne International Limited, and £0.5m (S$1.4m) (2007: £0.03m (S$0.09m)) to be charged by HLMS pursuant to an investment management and consultancy services agreement entered into with M&C.

13. Related parties (continued)

The Group provided hotel management services to a joint venture company of HL Global Enterprises Limited, a subsidiary of Hong Leong. A total of £0.01m (US$0.02m) (2007: £nil (US$nil)) was charged during the period and as at 30 June 2008 £0.003m (US$0.005 million) (2007: £nil (US$nil)) was due to the Group.

Transactions with associates and joint ventures:

The Group provided hotel management services to Beijing Fortune Hotel Co Limited ("BFHC"), the Group's 30% owned joint venture. A total of £0.02m (HK$0.3m) (2007: £nil (HK$nil)) was charged to BFHC during the relevant period and as at 30 June 2008 £0.02m (HK$0.3m) (2007: £nil (HK$nil)) was due to the Group. In addition, as at 30 June 2008 BFHC owed £0.28m (HK$3.9m) to the Group on account of certain hotel operating and hotel related expenses that had been paid by the Group to third parties. As at 30 June 2008, BFHC owed £0.7m (HK$10.5m) (2007: £nil (HK$nil)) to Beijing Hong Gong Garden Villa House Property Development Co., Ltd, a subsidiary of Hong Leong, on account of certain hotel operating expenses that had been paid by Beijing Hong Gong Garden Villa House Property Development Co., Ltd to third parties.

City Hotels Pte. Ltd. provided a shareholder loan facility of £6.8m (450m Thai Baht) (2007: £6.5m (450m Thai Baht)) to Fena Estate Co. Ltd., the Group's 50% owned joint venture. As at 30 June 2008, £6.6m (432.3m Thai Baht) (2007: £4.9m (336.2m Thai Baht)) had been drawn on this facility. The loan attracts interest at 4.5% per annum and interest of £0.1 million (8.8 million Thai Baht) (2007: £0.1m (7.2m Thai Baht)) was charged in the period ended 30 June 2008. This interest is rolled up into the carrying value of the loan. The Group provided hotel management services to Fena Estate Co. Ltd. A total of £0.1 million (7.4 million Thai Baht) (2007: £nil) was charged to Fena Estate Co. Ltd during the period and as at 30 June 2008 £0.02 million (1.24 million Thai Baht) (2007: £nil) was due to the Group.

The Group's hotels purchased £0.02m (US$0.04m) (2007: £0.01m (US$0.02m)) of hotel supplies and operating equipment during the relevant period from Thakral Corporation Limited, an associate of Hong Leong, and as at 30 June 2008 there was no outstanding amount due from the Group to Thakral Corporation Limited.

CDL Hospitality Trusts ("CDLHT") is an associate of the Group. It is a stapled group comprising CDL Hospitality Real Estate Investment Trust ("H-REIT"), a real estate investment trust, and CDL Hospitality Business Trust ("HBT"), a business trust. In July 2006, the Group completed the sale of long leasehold interests in three of its Singapore hotels to CDLHT. These hotels were the Orchard Hotel (including the connected shopping centre), and M Hotel which were both sold on 75-year leases and Copthorne King's Hotel which was sold on the basis of its remaining leasehold interest expiring on 31 January 2067. CDLHT also acquired the Grand Copthorne Waterfront Hotel, a Group-managed hotel, from CDL under a 75-year lease. All four hotels excluding the shopping centre were leased back to the Group for an initial term of 20 years, each renewable at the Group's option for an additional term of 20 years.

Under the terms of the master lease agreements for the four hotels, the Group is obliged to pay CDLHT an annual rental for the duration of the term (initial and extended term) of each lease agreement comprising the following:–

* A fixed rent and a service charge for each hotel. The aggregate of the fixed rent and service charge for the hotels is £9.6m (S$26.4m) (2007: £8.7m (S$26.4m)) comprising £3.7m, (S$10.3m) (2007: £3.4m (S$10.3m)) £2.6m (S$7.2 m) (2007: £2.4m (S$7.2m)), £2.2m (S$6.1m) (2007: £2.0m (S$6.1m)) and £1.0m (S$2.8m) (2007: £1.0m (S$2.8m)) for Orchard Hotel, Grand Copthorne Waterfront Hotel, M Hotel and Copthorne King's Hotel, respectively;

* A variable rent computed based on the sum of 20% of each hotel's revenue for the prevailing financial year and 20% of each hotel's gross operating profit for the prevailing financial year, less the sum of the fixed rent and the service charge. Should the calculation of the variable rent yield a negative figure, the variable rent is deemed to be zero.

The rents paid/payable under the leases referred to above for the relevant period are as follows:

	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m
Copthorne King's Hotel	**2.1**	1.4
Orchard Hotel	**5.5**	3.8
M Hotel	**3.1**	2.1
Grand Copthorne Waterfront	**4.5**	3.0
	15.2	10.3

Contingent rents recognised by the Group and included in the above amounted to £10.1m (S$27.8m) (2007: £5.8m (S$17.6m)).

13. Related parties (continued)

The Group acts as H-REIT manager and HBT trustee manager with its fees having a performance-based element. The H-REIT manager is entitled to receive a base fee of 0.25% per annum of the value of the H-REIT deposited property as well as additional performance fee of 5% per annum of H-REIT's net property income in the relevant financial year. 80% of the H-REIT Manager's fees will be paid in stapled securities and the remaining 20% in cash for the first five years. In addition, acquisition fees with respect to transactions not involving interested parties are payable to the H-REIT manager in cash and/or stapled securities (at the election of the H-REIT manager) and acquisition fees with respect to transactions involving interested parties are payable to the H-REIT manager in stapled securities at a rate of 1.0% of the value of new properties deposited with H-REIT. For the relevant period the fees paid in stapled securities totalled £1.5m (S$4.0m) (2007: £0.9m (S$2.6m)). The balance payable in cash was £0.4m (S$1.0m) (2007: £0.2m (S$0.7m)) of which £0.08m (S$0.2 m) (2007: £0.08m (S$0.2m)) is outstanding at 30 June 2008.

Transactions with key management personnel

Directors of M&C and their immediate relatives control 0.04 per cent (2007: 0.03 per cent) of the issued share capital of M&C. In addition to their salaries, the Group also provides non-cash benefits to Directors and executive officers, and contributes to a post-employment defined benefit plan on their behalf or a defined contribution plan depending on the date of commencement of employment. In accordance with the terms of the defined benefit plan, Directors and executive officers retire at the age of 65 and are entitled to receive annual payments equivalent to 1/60th of their pensionable salary, subject to the earnings cap, for each year of pensionable service until the date of retirement. The defined contribution plan does not have a specified pension payable on retirement and benefits are determined by the extent to which the individual's fund can buy an annuity in the market at retirement. Executive officers also participate in the Group's share option programme, long-term incentive plan and the Group's sharesave schemes.

The key management personnel compensations during the relevant period were as follows:

	Half year ended 30 June 2008 £m	Half year ended 30 June 2007 £m
Short-term employee benefits	**1.4**	1.3
Other long-term benefits	**-**	0.1
Termination payments	**0.2**	-
Share-based payment	**0.6**	0.4
	2.2	1.8
Directors	**0.6**	0.7
Executives	**1.6**	1.1
	2.2	1.8

Responsibility statement of the Directors in respect of the interim management report

We confirm that to the best of our knowledge:

- the condensed set of financial statements has been prepared in accordance with IAS 34, '*Interim Financial Reporting*' as adopted by the EU;
- the interim management report includes a fair review of the information required by:

a) DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b) DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

By order of the board

Kwek Leng Beng **Chairman**	**Richard Hartman** **Chief Executive Officer**
6 August 2008	**6 August 2008**

Independent review report to Millennium & Copthorne Hotels plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim management report for the six months ended 30 June 2008 which comprises the condensed consolidated interim income statement, condensed consolidated interim statement of recognised income and expense, condensed consolidated interim balance sheet, condensed consolidated interim statement of cash flows and the related explanatory notes. We have read the other information contained in the interim management report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ('the DTR') of the UK's Financial Services Authority ('the UK FSA'). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim management report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim management report in accordance with the DTR of the UK FSA. As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRS as adopted by the EU. The condensed set of financial statements included in this interim management report has been prepared in accordance with IAS 34, *'Interim Financial Reporting'*, as adopted by the EU.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim management report based on our review

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, *'Review of Interim Financial Information Performed by the Independent Auditor of the Entity'* issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim management report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants

8 Salisbury Square
London
EC4Y 8BB

6 August 2008

APPENDIX 1: KEY OPERATING STATISTICS
for the half year ended 30 June 2008

	Half year ended 30 June 2008 Reported currency	Half year ended 30 June 2007 Constant currency*	Half year ended 30 June 2007 Reported currency	Full year ended 31 December 2007 Reported currency
Occupancy %				
New York	84.0		83.7	86.6
Regional US	61.3		65.5	66.5
Total US	66.5		69.7	71.2
London	82.6		84.1	84.5
Rest of Europe	70.9		71.8	72.4
Total Europe	76.1		77.3	77.8
Asia	76.4		75.8	77.1
Australasia	69.3		70.2	69.3
Total Group	71.8		73.2	74.1
Average Room Rate (£)				
New York	147.33	139.62	140.47	150.20
Regional US	49.81	49.42	49.72	50.59
Total US	78.26	74.46	74.92	78.62
London	99.03	93.15	93.15	97.31
Rest of Europe	79.66	76.95	73.31	73.99
Total Europe	88.96	84.77	82.89	85.22
Asia	75.21	64.80	61.98	63.08
Australasia	47.79	45.10	41.78	42.67
Total Group	76.47	70.77	69.26	71.74
RevPAR (£)				
New York	123.76	116.86	117.57	130.07
Regional US	30.53	32.37	32.57	33.64
Total US	52.04	51.90	52.22	55.98
London	81.80	78.34	78.34	82.23
Rest of Europe	56.48	55.25	52.64	53.57
Total Europe	67.70	65.53	64.07	66.30
Asia	57.46	49.12	46.98	48.63
Australasia	33.12	31.66	29.33	29.57
Total Group	54.91	51.80	50.70	53.16
Gross Operating Profit Margin (%)				
New York	37.6		37.1	40.6
Regional US	17.6		22.3	23.9
Total US	27.6		29.3	32.0
London	48.0		49.2	50.4
Rest of Europe	30.4		30.4	31.3
Total Europe	38.6		39.4	40.6
Asia	45.6		41.5	42.4
Australasia	39.8		41.9	40.7
Total Group	37.7		36.9	38.3

For comparability the 30 June 2007 Average Room Rate and RevPAR have been translated at average exchange rates for the period ended 30 June 2008.

APPENDIX 2: Key operating statistics
for the three months ended 30 June 2008

	Three months ended 30 June 2008 Reported currency	Three months ended 30 June 2007 Constant currency	Three months ended 30 June 2007 Reported currency
Occupancy %			
New York	89.3		89.2
Regional US	66.5		70.6
Total US	71.7		74.9
London	87.6		85.9
Rest of Europe	74.8		72.7
Total Europe	80.4		78.6
Asia	76.0		76.2
Australasia	58.3		58.7
Total Group	73.3		74.1
Average Room Rate (£)			
New York	154.83	148.36	148.29
Regional US	51.82	52.50	52.49
Total US	81.46	78.88	78.85
London	103.15	98.34	98.34
Rest of Europe	80.45	79.14	75.03
Total Europe	91.37	88.45	86.33
Asia	78.05	68.56	64.95
Australasia	43.24	42.40	40.65
Total Group	79.38	74.84	73.12
RevPAR (£)			
New York	138.26	132.34	132.27
Regional US	34.46	37.07	37.06
Total US	58.41	59.08	59.06
London	90.36	84.47	84.47
Rest of Europe	60.18	57.53	54.55
Total Europe	73.46	69.52	67.86
Asia	59.32	52.24	49.49
Australasia	25.21	24.89	23.86
Total Group	58.19	55.46	54.18
Gross Operating Profit Margin (%)			
New York	43.6		43.5
Regional US	23.3		28.9
Total US	33.4		35.9
London	51.2		51.3
Rest of Europe	31.2		30.4
Total Europe	40.8		40.7
Asia	47.0		44.4
Australasia	28.4		32.3
Total Group	39.8		39.6

For comparability the 30 June 2007 Average Room Rate and RevPAR have been translated at average exchange rates for the period ended 30 June 2008.

APPENDIX 3: HOTEL ROOM COUNT AND PIPELINE
for the half year ended 30 June 2008

Hotel and room count as at 30 June 2008	Hotels 30 June 2008	Hotels 31 December 2007	Hotels Change	Rooms 30 June 2008	Rooms 31 December 2007	Rooms Change
Analysed by region:						
New York	3	3	-	1,746	1,746	-
Regional US	17	17	-	6,025	6,025	-
London	7	7	-	2,487	2,487	-
Rest of Europe	17	17	-	3,073	3,073	-
Middle East	9	5	4	2,689	1,528	1,161
Asia	19	16	3	9,044	7,713	1,351
Australasia	32	32	-	3,618	3,618	-
Total	104	97	7	28,682	26,190	2,492
Analysed by ownership type:						
Owned and leased	69	68	1	21,208	20,684	524
Managed	17	13	4	4,011	2,850	1,161
Franchised	14	12	2	1,854	1,047	807
Investment	4	4	-	1,609	1,609	-
Total	104	97	7	28,682	26,190	2,492
Analysed by brand:						
Grand Millennium	4	2	2	1,666	793	873
Millennium	40	39	1	14,222	13,598	624
Copthorne	35	32	3	7,027	6,140	887
Kingsgate	15	14	1	1,422	1,314	108
Other	10	10	-	4,345	4,345	-
Total	104	97	7	28,682	26,190	2,492

Pipeline as at 30 June 2008	Hotels 30 June 2008	Hotels 31 December 2007	Hotels Change	Rooms 30 June 2008	Rooms 31 December 2007	Rooms Change
Analysed by region:						
Regional US	1	1	-	250	250	-
Rest of Europe	2	2	-	340	340	-
Middle East	10	6	4	2,805	1,424	1,381
Asia	4	6	(2)	1,160	2,366	(1,206)
Total	17	15	2	4,555	4,380	175
Analysed by ownership type:						
Owned or leased	2	3	(1)	620	1,141	(521)
Managed	14	10	4	3,815	2,434	1,381
Franchised	-	2	(2)	-	805	(805)
Investment	1	-	1	120		120
Total	17	15	2	4,555	4,380	175
Analysed by brand:						
Grand Millennium	-	1	(1)	-	521	(521)
Millennium	10	7	3	2,942	2,113	829
Copthorne	1	4	(3)	140	1,018	(878)
Kingsgate	2	1	1	478	108	370
Other	4	2	2	995	620	375
Total	17	15	2	4,555	4,380	175

Seven new hotels were opened in the first half, one owned in China (the 521-room Grand Millennium Beijing). Four managed, (the 352-room Grand Millennium Dubai, the 163-room Copthorne Hotel Dubai, the 262-room Al-Jahrah Copthorne Hotel & Resort and the 108-room Kingsgate Abu Dhabi) and two franchised (the 352-room Millennium Habour View Hotel Xiamen and the 455-room Copthorne Hotel Qingdao). The Kingsgate Abu Dhabi Hotel marking the first property trading under the Kingsgate brand outside of New Zealand.

The lease of the Copthorne Hotel Wellington Plimmer Towers expired in April 2008.

At 30 June 2008, the number of rooms in the pipeline (contracts signed but hotels/rooms yet to open under one of the Group's brands) was 4,555; 175 more than at 31 December 2007.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	08-Aug-2008 07:23:31
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on the Result of EGM relating to the Proposed Disposal of CDL Hotels (Korea) Limited
Description	Please see attached announcement released by Millennium & Copthorne Hotels plc on 7 August 2008.
Attachments	ResultofEGM.pdf Total size = **79K** (2048K size limit recommended)

MILLENNIUM & COPTHORNE
HOTELS plc

For immediate release **7 August 2008**

Millennium & Copthorne Hotels plc ("M&C")

Result of EGM relating to the proposed disposal of CDL Hotels (Korea) Limited

On 24 June 2008, M&C announced the proposed disposal (the "Proposed Disposal") by CDL Hotels (Labuan) Limited ("CDL Labuan") of CDL Hotels (Korea) Limited to Kangho AMC Co. Ltd ("Kangho"). CDL Hotels (Korea) Limited is a wholly owned subsidiary of M&C with one principal asset, namely, the Millennium Seoul Hilton Hotel, located at 395, 5-ga, Namdaemun-ro, Chung-gu, Seoul, South Korea. Completion of the Proposed Disposal is conditional on, inter alia, approval by M&C's shareholders.

M&C announces that earlier today, at the general meeting of the Company, an ordinary resolution approving the Proposed Disposal under the Disposal Agreement with Kangho, details of which are described in the circular to shareholders dated 22 July 2008, was duly passed.

Completion of the Proposed Disposal is to take place on 30 September 2008 (or such other date as Kangho and CDL Labuan shall agree).

Two copies of the resolution passed at the general meeting shall be submitted to the Financial Services Authority (the "FSA") today and will be available for inspection at the FSA Document Viewing Facility from tomorrow, which is situated at:

The Financial Services Authority
25 The North
Colonnade
Canary Wharf
London
E14 5HS
Tel: 020 7066 1000

Details of proxy voting instructions lodged prior to the general meeting are set out below:

Resolution	For	Against	Withheld
To approve the Proposed Disposal	263,735,572	805	175,486

For Further Information

Adrian Bushnell + 44 (0) 20 7872 2444
Company Secretary

END